EXHIBIT 1

PROTOCOL OF THE MERGER OF SHARES OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
INTO TELESP CELULAR PARTICIPAÇÕES S.A. FOR THE PURPOSE OF THE
FORMER’S CONVERSION INTO A WHOLLY OWNED SUBSIDIARY

BETWEEN

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

AND

TELESP CELULAR PARTICIPACAÇÕES S.A.

DATED OCTOBER 27, 2003

PROTOCOL OF THE MERGER OF TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. SHARES INTO TELESP CELULAR PARTICIPACOES S.A. FOR THE PURPOSE OF THE FORMER’S CONVERSION INTO A WHOLLY OWNED SUBSIDIARY

The parties hereto:

a.	TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., a corporation with headquarters in Setor Comercial Sul, Quadra 2, Bloco C, Edificio Telebrasilia Celular, 7th floor, in the city of Brasilia, Distrito Federal, enrolled in the National Roll of Corporate Taxpayers (CNPJ/MF) under no. 02.558.132/0001-69 (“TCO”), herein represented by its corporate bylaws, as the company whose shares are to be merged; and

b.	TELESP CELULAR PARTICIPACOES S.A., a corporation with headquarters at Avenida Roque Petroni Junior, 1.464, 6th floor, in the city of Sao Paulo, state of Sao Paulo, enrolled in the National Roll of Corporate Taxpayers (CNPJ/MF) under no. 02.558.074/0001-73 (“TCP” and, when jointly with TCO, “Companies”), herein represented by its corporate bylaws, as the incorporating company;

CONSIDERING THAT, on January 16, 2003, TCP published a relevant fact informing the market (a) that it had signed a preliminary share-purchase agreement with Fixcel S.A. for the acquisition of 77,256,410,396 issued by TCO, representing 61.10% of the latter’s voting capital and 20.37% of its total capital (“Acquisition”); (b) that the signing of the definitive agreements depended on certain conditions contained in the preliminary agreement, (c) that the parties’ obligation to undertake the Acquisition depended on the approval of the National Telecommunications Agency — ANATEL, (d) that the price agreed upon in the preliminary agreement was R$1,408 million, at R$18.23 per lot of 1,000 TCO shares, subject to alteration following a legal, accounting and financial audit of TCO and its subsidiaries, (e) that TCP would, on conclusion of the Acquisition, make a tender offer (“TO”) to acquire voting shares held by TCO minority shareholders, and (f) that, on conclusion of the Acquisition and termination of the TO, TCP would incorporate the shares of TCO with the object of transforming the latter into a wholly-owned subsidiary (“Merger of Shares”), based on an exchange ratio of 1.27 TCP shares for each TCO share (subject to alteration under the terms of said relevant fact) (“Exchange Ratio”);

CONSIDERING THAT, on March 24, 2003, TCP published a relevant fact informing the market (a) that it had signed, on that date, the definitive agreement for the purchase and sale of TCO shares (“Definitive Agreement”), and (b) that the transfer of control would occur after compliance with certain conditions in the Definitive Agreement, including the approval of ANATEL;

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CONSIDERING THAT, on April 11, 2003, TCP published a relevant fact informing the market that said conditions had been complied with and that, consequently, the transfer of the shares acquired under the terms of the Definitive Agreement would take place shortly;

CONSIDERING THAT, on April 25, 2003, TCP published a relevant fact informing the market that, on that date, share control of TCO had been transferred at a total price of R$1,505,511,001.57, corresponding to R$19.48719845 per lot of 1,000 common shares acquired, R$308,311,434.16 of which having been paid to the sellers on April 25, 2003, the remainder to be paid in installments, under the terms of the Definitive Agreement;

CONSIDERING THAT, on August 25, 2003, TCP and TCO published a joint relevant fact informing the market (a) that they intended to proceed with the Merger of Shares, (b) that TCP confirmed that the Exchange Ratio would be 1.27 TCP shares for each TCO share, (c) that the Exchange Ratio had been calculated based on the price of TCO and TCP shares, plus a premium on the TCO share price equivalent to 15% above the exchange ratio based on the average price of said shares over the 30 (thirty) days immediately prior to January 16, 2003, (c) that TCP understood that market price would be the most adequate method for determining the Exchange Ratio, based on previous positions of the CVM (Brazilian Securities Commission), including CVM Guideline no. 01, (d) that TCP understood that there were no distortions in the price of TCO shares during the period used to determine the Exchange Ratio, (e) that, independent of the criterion adopted, under the terms of Article 30 of TCP’s corporate bylaws, approval of the Merger of Shares would depend on the presentation of an economic and financial analysis (“Economic and Financial Analysis”) prepared by a company of international repute, to ensure that the Companies party to the operation were being given equitable treatment, and (f) that the Merger of Shares would only occur after termination of the TO, whose registration request was currently being examined by the CVM;

CONSIDERING THAT, on September 30, 2003, the CVM accepted the TO’s registration;

CONSIDERING THAT the TO auction will occur on November 18, 2003;

CONSIDERING THAT, once the TO is concluded, TCO and TCP shall undertake the Merger of Shares under the terms of the above-mentioned relevant facts;

CONSIDERING THAT TCP has hired Citigroup Global Markets Inc. and Merrill Lynch & Co. to produce the Economic and Financial Analysis, in compliance with the provisions in Article 30 of its corporate bylaws;

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CONSIDERING THAT, on this date, the said financial institutions presented the Economic and Financial Analysis, which confirmed that the Merger of Shares, under the terms of this protocol (“Protocol”), was equitable for both TCO and TCP;

CONSIDERING THAT, on this date, the Board of Directors of TCO and TCP approved (a) [text deleted], (b) the Justification of the Merger of Shares, (c) the signing of this Protocol and (d) [Text deleted];

[TEXT DELETED]

CONSIDERING THAT the objectives of the Merger of Shares are (a) to align the interests of the Companies’ shareholders; (b) to strengthen TCP’s shareholder base my merging its shareholders and those of TCO into a single listed company, with greater liquidity; (c) to unify, standardize and rationalize the general administration of TCP and TCO’s businesses; (d) to enhance TCP and TCO’s corporate image; (e) to give TCO shareholders direct holdings in TCP’s capital; and (f) to take advantage of any financial, operational and commercial synergies;

DO HEREBY agree to this present Protocol, in line with the following provisions:

CLAUSE ONE
ON THE NUMBER AND TYPE OF SHARES TO BE ATTRIBUTED IN EXCHANGE FOR
SHAREHOLDERS’ RIGHTS WHICH SHALL BE EXTINGUISHED AND THE CRITERIA USED
TO DETERMINE THE EXCHANGE RATIO

     1.1 Number and type of shares to be attributed to TCO shareholders in exchange for their shareholders’ rights, which will be transferred to TCP. Each common and preferred TCO share shall be exchanged for 1.27 common and preferred shares, respectively, to be issued by TCP (“Exchange Ratio”). In addition, each American Depositary Share (“ADS”, representing 2,500 preferred shares each) issued by TCO shall be exchanged for 1.524 ADSs issued by TCP.

     1.2 Rounding up of share fractions. Fractions of shares arising from the conversion of each TCO shareholder’s position shall be supplemented, for the purpose of rounding up, by the delivery of shares (common or preferred, whichever the case) belonging to TCP’s controlling shareholder, Brasilcel, N.V. Fractions of ADSs shall be

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grouped and sold on the market, the net proceeds from said sales to be paid to the ADS holders proportionally.

     1.3 Criterion used to determine the exchange ratio. The Exchange Ratio was determined based on TCO and TCP share prices, plus a premium on the TCO share price equivalent to 15% above the exchange ratio based on the average price of said shares over the 30 (thirty) days immediately prior to January 16, 2003.

     1.4 Equitability of the exchange ratio. Under the terms of Article 30 of TCP’s corporate bylaws, the economic and financial analyses produced by Citigroup Global Markets Inc. and Merrill Lynch & Co. confirm that the Exchange Ratio is equitable for both TCO and TCP (Appendix 1).

CLAUSE TWO
ON THE CRITERION USED TO EVALUATE SHAREHOLDERS’ EQUITIES ON THE
EVALUATION REFERENCE DATE AND THE TREATMENT OF SUBSEQUENT VARIATIONS
IN SHAREHOLDERS’ EQUITY

     2.1 Criterion for evaluating shareholders’ equities. The TCO shares to be merged into TCP for a TCP capital increase arising from the Merger of Shares were evaluated according to their book value, attested to by KPMG Auditores Independentes. The corresponding report can be found in Appendix 2.

     2.2 Date to which the evaluation refers. The evaluation cited in Clause 2.1 above refers to June 30, 2003.

     2.3 Treatment of subsequent variations in shareholders’ equity. Variations in TCO’s shareholders’ equity (proportional to the shares merged) between the base date of the Appraisal Report at market value and the date of the Shareholders’ Meeting that will approve the Merger of Shares will be accounted as capital reserve (if positive), or against the income reserve (if negative).

CLAUSE THREE
ON THE SOLUTION TO BE ADOPTED FOR SHARES IN ONE OF THE COMPANIES HELD
BY THE OTHER

     3.1 Solutions for the shares.

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     a.     TCP. Since a merger of shares is involved, TCO shares held by TCP shall remain part of TCP’s equity.

     b.     TCO. TCO does not hold any shares issued by TCP.

CLAUSE FOUR
ON THE VALUE OF TCP’S CAPITAL INCREASE ARISING FROM THE MERGER OF SHARES

     4.1 Capital increase. Currently, TCP’s capital stock totals R$ 4,373,661,469.73. If all TCO common shareholders adhere to the TO and if the Merger of Shares does not result in the exercise of withdrawal rights in TCP and TCO, it is estimated that TCP’s capital stock is increased by R$970,005,000.00, to R$5,343,666,469.73.

     4.2 Shares held in treasury. TCO shares held in treasury shall be canceled. A sufficient number of preferred shares shall be converted to common shares so that the limits laid down in the prevailing legislation shall be respected.

CLAUSE FIVE
ON THE ALTERATIONS IN THE CORPORATE BYLAWS THAT MUST BE APPROVED IN
ORDER TO EFFECT THE MERGER OF SHARES

     5.1 Bylaws’ alterations. It will not be necessary to alter TCP’s corporate bylaws in order to effect the Merger of Shares, except for the alteration in the value of the capital stock and in its respective number of shares (as well as the number of shares of each type due to the Conversion, as defined and regulated in Clause 7.3 of this Protocol). TCO’s corporate bylaws will also not suffer any alterations due to the Merger of Shares (except the changes relative to the alteration in its stock capital due to the cancellation of the shares held in treasury and the conversion of preferred into common shares in sufficient number to ensure that the limits laid down in the prevailing legislation are respected). Changes to TCO’s bylaws resulting from its conversion into a wholly-owned subsidiary shall be made subsequently.

CLAUSE SIX
[TEXT DELETED]

CLAUSE SEVEN
ON THE REMAINING TERMS AND CONDITIONS OF THE MERGER OF SHARES.

     7.1 [Text Deleted].

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[Text Deleted].

It should be emphasized that the book value at market price, as attested to in the report drawn up by KPMG Corporate Finance, is less than the book value on the same base date.

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[Text Deleted].

Under the terms of Article 264 of the Corporate Law, KPMG Corporate Finance arrived at the exchange ratio based on TCO and TCP’s shareholders’ equities at market prices with a base date of June 30, 2003 (“Exchange Ratio — Market Prices”). The value of the Exchange Ratio — Market Prices was 1.24.

[Text Deleted].

     7.2 Sharing in the profits from the fiscal year of 2003. Shares to be issued by TCP due to the Merger of Shares shall have full rights to all dividends and interest on its capital declared or credited, as of the date of their issue.

     7.3 Conversion of TCP Preferred Shares into Common Shares. In order to make the Merger of Shares feasible, TCP shareholders must approve the conversion of TCP preferred shares into common shares of TCP (“Conversion”), since the implementation of the Merger of Shares based on the Exchange Ratio implies the issue of more TCP preferred shares than that permitted by the prevailing legislation.

The number of TCP preferred shares to be converted to TCP common shares shall amount to a maximum of 105,518,995 lots of 1,000 shares. [Text Deleted]. The object of the calculation was to ensure compliance with the legal limits for the issue of shares by TCP arising from the Merger of Shares. The precise number of preferred shares to be converted shall be determined after the final result of the TO.

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The Conversion may be effected by any TCP preferred shareholder. Holders of American Depositary Receipts (“ADRs”) must convert their ADRs into shares before requesting Conversion, since TCP has no ADR program for common shares.

Should TCP shareholders request the conversion of a number of preferred shares that is greater than the desired conversion number, the conversion shall be effected proportionally. In addition, should the number of shares requested for conversion be less than the maximum conversion limit, TCP’s controlling shareholder (Brasilcel N.V.), either directly or through its subsidiaries, shall convert that number of preferred shares needed to make up the desired conversion number. The Conversion procedures and the precise number of shares to be converted shall be published after the conclusion of the TO, via a Notice to Shareholders.

     7.4 Communication of the Merger of Shares to the Authorities. The Merger of Shares shall be communicated to the National Telecommunications Agency - ANATEL and the Administrative Council for Economic Defense — CADE.

     7.5 Registration with the SEC. The Merger of Shares is dependent on registration with the Securities and Exchange Commission (“SEC”).

     7.6 TO. The Merger of Shares is dependent on the conclusion of the TO.

CLAUSE EIGHT
GENERAL PROVISIONS

     8.1 Alterations. This Protocol may not be altered except with the written and signed consent of the Companies.

     8.2 Permanence of Valid Clauses. Should any clause, provision, term or condition of this Protocol come to be considered invalid, the remaining clauses, provisions, terms and conditions not affected by said invalidation shall remain valid.

     8.3 Forum. The parties hereto hereby elect the Sao Paulo Law Courts, SP, as the exclusive forum for resolving any disputes arising from this Protocol.

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IN WITNESS WHEREOF, the parties hereto shall sign this Protocol in 2 (two) copies of identical content in the presence of 2 (two) witnesses.

Sao Paulo, October 27, 2003

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

Name:
Position:

Name:
Position:

TELESP CELULAR PARTICIPACOES S.A.

Name:
Position:

Name:
Position:

WITNESSES:

Name:	Name:
CPF:	CPF:

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Appendix 1
Economic and Analysis

Valuation Report

October 27, 2003

Important Notice

The following pages contain a valuation analysis to be provided to the Board of Directors of Telesp Celular Partiçipacões S.A. (“Telesp” or “TCP”) by Citigroup Global Markets Inc. (“Citigroup”) in connection with a proposed merger transaction (the “Merger Transaction”) involving Telesp and Tele Centro Oeste Celular Participações S.A. (“TCO”) as described herein.

This Valuation Report is being provided by Citigroup in the context of the Merger Transaction solely for the purpose of valuing TCP and TCO and expressing our view as to whether the exchange ratio of 1.27 shares of TCP per share of TCO proposed in the Merger Transaction provides equitable treatment to TCP and to TCO as required by Article 30 of TCP’s by-laws, and should not be relied upon for any other purpose. In preparing this Valuation Report, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us.

With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised and have assumed that such information and data were reasonably prepared and reflect the best currently available estimates and judgments of TCP and TCO’s management, respectively, as to the expected future financial performance of TCP and TCO. We have been advised that the Board of Directors TCP and TCO have approved the business plans that were provided to us and were used in our analysis. Notwithstanding the foregoing, neither TCP or TCO, nor its managers or controlling shareholders have imposed any restriction on our ability to (i) obtain all information required by us to produce the Valuation Report and reach the conclusions set forth therein, (ii) choose independently the methodologies used by us to reach the conclusions set forth in the Valuation Report, and (iii) reach independently the conclusions set forth in the Valuation Report.

For purposes of our valuation analysis, we have not taken into account tax-related effects that TCO shareholders may experience in connection with the exchange of TCO shares for TCP shares, and any fees and expenses that may be incurred in connection with the settlement of that exchange (such as fees that TCO ADS holders may be charged for certain depositary services). We have also not taken into account tax-related effects relating to the unamortized goodwill resulting from the acquisition of TCO by TCP.

Our Valuation Report, as set forth herein, relates to the relative values of TCP and TCO. We are not expressing any opinion as to what the value of the TCP shares actually will be when issued pursuant to the Merger Transaction or the price at which the TCP shares will trade

1

Important Notice (Cont’d)

subsequent to the Merger Transaction. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of TCP or TCO nor have we made any physical inspection of the properties or assets of TCP or TCO. We were not requested to and we did not participate in the negotiation or structuring of the Merger Transaction nor were we requested to consider, and our Valuation Report does not address, the relative merits of the Merger Transaction for TCP or TCO or the effect of any other transaction in which TCP or TCO might engage. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of TCP or TCO.

Our Valuation Report is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof. We do not have any obligation to update or otherwise revise the accompanying materials.

Citigroup has been retained by TCP to prepare this Valuation Report and will receive a fee for such services, which fee is payable upon the publication of this Valuation Report. We have in the past provided investment banking services to TCP and to its controlling shareholders unrelated to the proposed Merger Transaction, for which services we have received compensation. An affiliate of Citigroup is currently acting as a lender to TCP. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of TCP and TCO for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates may maintain relationships with TCP and TCO and their respective affiliates. Additionally, the research department and other divisions within Citigroup may base their analysis and publications on different market and operating assumptions and on different valuation methodologies when compared with this Valuation Report. As a result, the research reports and other publications prepared by them may contain entirely different results.

Our Valuation Report is provided to the Board of Directors of TCP and we understand that the shareholders of TCP and TCO will be given access to the Valuation Report. The Valuation Report is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matters relating to the proposed Merger Transaction.

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Index

I.	Executive Summary

II.	Overview of the Companies

III.	Discounted Cash Flow Analysis

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I. Executive Summary

Transaction Summary

w	On January 16, 2003, Telesp Celular Participações S.A. (“TCP”) announced that it had entered into a preliminary binding agreement with the previous controlling shareholder to acquire 77,256,410,396 shares, representing 61.16% of voting capital and 20.7% of the total shares outstanding (“Acquisition Transaction”), of Tele Centro Oeste Celular Participações S.A. (“TCO”).

w	Pursuant to the Acquisition Transaction, TCP, in accordance with Brazilian securities regulation, also announced that it would make a public offer for the acquisition of common shares from non-controlling shareholders of TCO for 80% of the price per common share paid in the Acquisition Transaction (“OPA”).

w	On that same date, TCP also announced that it intended to merge TCO’s remaining shares at an exchange ratio of 1.27 shares of TCP per share of TCO (“Merger Transaction”).

w	On March 24, 2003, TCP announced the execution of the definitive stock purchase agreement with Fixcel pursuant to the Acquisition Transaction.

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Transaction Summary (Cont’d)

w	TCP is a company incorporated under the laws of Brazil. Under Article 30 of TCP’s by-laws, approval of any merger, spin-off, consolidation transaction involving, or winding up its controlled subsidiaries shall be preceded by an economic/financial analysis conducted by an independent firm.

w	This Valuation Report is being provided by Citigroup in the context of the Merger Transaction solely for the purpose of valuing TCP and TCO and expressing our view as to whether the exchange ratio of 1.27 shares of TCP per share of TCO proposed in the Merger Transaction provides equitable treatment to TCP and to TCO as required by Article 30 of TCP’s by-laws, and should not be relied upon for any other purpose.

w	Citigroup conducted its analysis on the basis that the proposed exchange ratio would provide equitable treatment to both companies, within the meaning of Article 30 of TCP’s by-laws, if it falls within the range of exchange ratios resulting from Citigroup’s valuations of TCP and TCO.

w	The scope of Citigroup’s valuation analysis is limited to the economic value of TCP and TCO and does not distinguish between different classes of shares of the companies.

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Scope of Work

This valuation analysis was based on:

w	Financial statements of TCO and TCP for the year ended December 31, 2002 and financials for September 30, 2003.

w	Business plans of TCO and TCP approved by their respective Boards of Directors.

w	Publicly available information on the sector in which the companies operate.

w	Discussions with TCP and TCO representatives regarding the past performance and future prospects of the business, financial and operating results of TCP and TCO.

w	Review of such other financial studies and analyses, taking into account such other matters as we deemed necessary, including our assessment of general economic and market conditions.

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Valuation Methodology

Considering the availability of management business plans for TCO and TCP and the opportunity to review these with representatives of TCP and TCO, and given the limitations of the public market comparables and precedent transaction methodologies, Citigroup elected Discounted Cash Flow as the best methodology for the assessment of TCP and TCO’s economic values.

Discounted Cash Flows

w	This methodology consists of estimating the present value of the future cash flows of the business.

w	For purposes of our analysis, we received 10-year business plans for TCP and TCO and their respective subsidiaries.

w	The business plans provided to us and used in our analysis were approved by the Board of Directors of TCP and TCO.

w	Citigroup analyzed and discussed these business plans with the representatives of TCP and TCO and we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of TCP and TCO’s management, respectively, as to the expected future financial performance of TCP and TCO.

w	Citigroup has applied its estimates for WACC, Terminal Values and macro-economic assumptions.

w	The valuation of TCP does not take into consideration the value of the unamortized goodwill relating to the acquisition of TCO by TCP.

w	Our analysis has been prepared prior to the completion of the OPA. It should be noted, however, that the result of the OPA does not affect the conclusions reached by Citigroup in this Valuation Report.

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Summary Valuation TCP

(R$ in millions, except per share data)	Low	High

TCP Firm Value (1)	$13,860	$16,163
Less: Net Debt (2)	$4,378	$4,378

TCP Equity Value	$9,483	$11,785
Plus: Value of Stake in TCO (3)	$886	$1,035

Total TCP Equity Value	$10,369	$12,820
TCP Shares Outstanding (mm)	1,171.8	1,171.8

TCP Equity Value per Share	$8.85	$10.94

(1)	Firm Value calculated using a US Dollar Weighted Average Cost of Capital (“WACC”) of 14.4% to 15.9% and a terminal value calculation based on a multiple of 2012 EBITDA of 5.5x to 6.5x and an implied perpetuity growth rate of 4.5% to 4.8%.

(2)	Net debt as of 9/30/03, provided by management, considers R$5,363mm in total debt, R$966mm in unrealized gains in hedging positions, R$112 mm in cash and R$92mm in contingencies.

(3)	TCP’s 20.7% equity interest in TCO is valued at the value estimated for TCO in this Valuation Report.

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Summary Valuation TCO

(R$ in millions, except per share data)	Low	High

TCO Firm Value (1)	$3,826	$4,545
Less: Net Debt (2)	(453)	(453)

TCO Equity Value	$4,279	$4,998
TCO Shares Outstanding (mm)	373.409	373.409

TCO Equity Value per Share	$11.46	$13.39

(1)	Firm Value calculated using a US Dollar Weighted Average Cost of Capital (“WACC”) of 14.4% to 15.9% and a terminal value calculation based on a multiple of 2012 EBITDA of 4.5x to 5.5x and an implied perpetuity growth rate of 3.5% to 4.1%.

(2)	Net debt as of 9/30/03, provided by management, considers R$5.0mm in investments in unconsolidated companies, R$24.9mm in minority interest, R$104.4mm in contingencies and R$577.3 mm in net cash (cash and unrealized hedge gains less total debt).

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Summary Valuation Conclusions

(In R$, except exchange ratio)	Low	High

TCO Equity Value per Share	$11.46	$13.39
TCP Equity Value per Share	$8.85	$10.94

Exchange Ratio Range	1.22x	1.30x

Subject to the foregoing and on the basis of the results of the above valuations of TCP and TCO, it is our view that the exchange ratio of 1.27 shares of TCP per share of TCO proposed in the Merger Transaction provides equitable treatment to both companies.

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II. Overview of the Companies

Current Corporate Structure – TCP and TCO

All financial data reflect company 2002 full year, subscriber information as of June 30, 2003.
All figures in millions of Reais, except subscribers (in thousands)

(a) Excludes TCP’s proportionate stake in TCO
(b) TCO has other operating subsidiaries besides NBT with a weighted average ownership of 99.02%

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Competitive Environment

TELESP CELULAR / GLOBAL TELECOM

TELE CENTRO OESTE / NORTE BRASIL TELECOM

OPERATIONAL SUMMARY

	Telesp Celular	Global Telecom	Tele Centro Oeste	Norte Brasil Telecom

Region	1 and 2	5	7	8
Population (mm)	38.3	15.3	15.2	16.1
Penetration	23.8%	19.0%	25.4%	12.1%
GDP Per Capita (R$)	$9,995	$7,248	$5,842	$3,227
Technology	CDMA	CDMA	TDMA	TDMA
Market Share	66.0%	42.0%	69.7%	32.7%
Subscribers (000s)	6,270	1,287	2,688	642
Pre Paid	4,825	1,020	1,942	497
Post Paid	1,445	266	746	145

Sources: IBGE and Company financials as of 06/30/03 and 12/31/02.

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Company Overview – TCP

OVERVIEW

w	TCP provides mobile telecommunications services in Brazil through two wholly-owned subsidiaries: Telesp Celular (“TC”) and Global Telecom (“GT”)

w	TC is an A Band operator in regions 1 and 2, Brazil’s most highly populated and most wealthy area

w	GT is a B Band operator the states of Paraná and Santa Catarina

w	TCP controls TCO through a 61.16% interest in voting capital representing a 20.7% ownership in the company’s total capital

w	Across its network, TC has CDMA 1xRTT technology (new in 2003 for GT), enabling high-speed packet data service

LTM STOCK PERFORMANCE

FINANCIAL HIGHLIGHTS

(R$ Millions)	2Q03	2Q02	2002

Net Revenues	$1,512	$977	$3,391
EBITDA	537	379	1,451
Margin (%)	35.5%	38.8%	42.8%
EBIT	$244	$167	$766
Margin (%)	16.1%	17.1%	22.6%
Net Income	($262)	($394)	($1,141)

	2Q03	2002

Cash & Equivalents	$1,058	$18
Net PP&E	5,305	4,778
Total Assets	12,859	9,654
Total Debt	5,466	4,461
Total Liabilities	9,242	5,644
Shareholders Equity	3,616	4,010

Source: Company Financials

Source: 20-F FYE 2002
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OWNERSHIP

Ordinary Shares	Preferred Shares

Source: 20-F FYE 2002

Company Overview – TCO

OVERVIEW

w	TCO provides mobile telecommunications services in Brazil through Band A and Band B. In the Band A, it provides services directly and through affiliates (together “TCOC”) and in Band B, through Norte Brasil Telecom (“NBT”)

w	TCOC is an A band operator in region 7 has the highest market share in Brasil with 70% and has 2.69mm subscribers

w	NBT is a Band B operator in region 8

w	TCO’s network covers 88% of region 7 and 66% of region 8, with 703 base stations

LTM STOCK PERFORMANCE

FINANCIAL HIGHLIGHTS

(R$ Millions)	2Q03	2Q02	2002

Net Revenues	$489	$386	$1,561
EBITDA	197	153	615
Margin (%)	40.4%	39.6%	39.4%
EBIT	$148	$115	$459
Margin (%)	30.4%	29.8%	29.4%
Net Income	$120	$89	$329

	2Q03	2002

Cash & Equivalents	$723	$159
Net PP&E	869	891
Total Assets	2,382	2,365
Total Debt	519	628
Total Liabilities	949	1,146
Shareholders Equity	1,433	1,219

Source: Company Financials

Source: 20-F FYE 2002

OWNERSHIP

Ordinary Shares	Preferred Shares

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III. Discounted Cash Flow Analysis

Main DCF Valuation Assumptions

Assumption	Comments

Projections	Based on 10-year (2003-2012) business plans provided by representatives of TCP and TCO.

Currency	Operating assumptions were projected in Brazilian reais and then unlevered free cash flows were converted into US dollars for purposes of valuation.

Discount Rate	Discounted projected unlevered free cash flows at a US dollar-based Weighted Average Cost of Capital range of 14.4% to 15.9% for both TCP and TCO.

Terminal Value	Calculated the terminal value for TCP and TCO based on multiples of the EBITDA in 2012 and implied perpetuity growth rates of the adjusted unlevered free cash flow(1) in 2012.

For TCP, this represents a multiple of 2012 EBITDA of 5.5x to 6.5x and implied perpetuity growth rate of 4.5% to 4.8%

For TCO, this represents a multiple of 2012 EBITDA of 4.5x to 5.5x and implied perpetuity growth rate of 3.5% to 4.1%

We used different terminal value multiples / implied perpetuity growth rates to reflect the impact of future expected differences in per capita income and relevant penetration rates in the markets covered by TCP and TCO.

(1) Unlevered free cash flow adjusted to eliminate differences between depreciation and capital expenditures.
18

Macroeconomic Assumptions

(In Reais)	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012

US Real GDP Growth Rate — % p.a	2.4%	2.4%	3.1%	3.3%	3.2%	3.2%	3.2%	3.2%	3.2%	3.2%
Brazilian Real GDP Growth Rate — % p.a	0.3%	3.5%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Brazilian Inflation — % p.a. (eop)	9.8%	6.0%	4.5%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
US$ Inflation	3.0%	2.1%	2.0%	2.0%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Brazilian Real Interest Rate — % p.a	12.4%	8.9%	8.1%	6.7%	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%
Devaluation	(12.26%)	6.45%	4.50%	4.00%	2.46%	2.46%	2.46%	2.46%	2.46%	2.46%
Ending FX Rate (R$ / US$)	$3.10	$3.30	$3.45	$3.59	$3.67	$3.77	$3.86	$3.95	$4.05	$4.15
Average FX Rate (R$/ U$)	$3.10	$3.23	$3.37	$3.52	$3.63	$3.72	$3.81	$3.91	$4.00	$4.10

19

Key Operating Assumptions

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012

Penetration (%)
TCOC	29.5%	36.2%	38.6%	40.7%	41.9%	43.0%	44.0%	45.0%	46.0%	46.8%
NBT	14.1	15.8	17.1	18.6	20.1	21.5	22.8	24.1	25.4	26.6
GT	21.9	29.0	34.3	38.5	41.0	42.8	44.1	45.2	45.8	46.4
TC	28.8	35.6	41.0	45.3	49.0	52.0	54.1	55.6	56.9	58.0
Total Subscribers (000s)
TCOC	3,057	3,515	3,695	3,866	3,980	4,092	4,203	4,312	4,421	4,525
NBT	731	811	881	984	1,090	1,194	1,295	1,393	1,489	1,580
GT	1,451	1,784	2,069	2,327	2,500	2,639	2,744	2,840	2,906	2,974
TC	7,074	8,253	9,140	9,870	10,512	11,043	11,445	11,754	12,016	12,251
% Pre Paid Subscribers
TCOC	73.7%	74.5%	75.0%	75.4%	75.6%	76.1%	76.5%	76.9%	77.3%	77.7%
NBT	79.9	79.0	80.1	81.5	82.6	83.5	84.2	84.9	85.4	85.8
GT	80.6	80.4	81.4	82.1	82.7	83.1	83.3	83.6	83.7	83.8
TC	79.6	80.4	81.5	82.2	82.6	83.0	83.2	83.4	83.6	83.7

TCOC – Tele Cento Oeste excluding NBT
NBT – Norte Brasil Telecom, subsidiary of TCO
GT – Global Telecom, subsidiary of Telesp Celular Participacoes
TC – Telesp Celular operating company

Note: TCP results exclude TCP’s proportionate stake in TCO.

20

Key Operating Assumptions – Cont’d

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012

Total ARPU (R$)
TCO	$41.2	$40.3	$40.3	$41.3	$42.5	$43.6	$44.7	$45.6	$46.4	$47.2
NBT	39.0	38.2	38.7	38.9	38.9	39.1	39.3	39.5	39.8	40.3
GT	32.5	34.1	35.4	36.5	37.9	38.7	39.4	40.2	41.0	41.9
TCP	44.1	42.5	43.1	44.2	46.2	48.5	50.1	51.1	52.5	54.5
COGS (% Net Revenues)
TCOC	30.3%	25.9%	23.4%	22.8%	21.2%	20.4%	20.1%	19.9%	19.8%	19.6%
NBT	38.5	33.5	31.2	30.9	29.0	27.3	26.0	24.9	23.9	22.9
GT	39.5	33.2	28.9	26.4	23.0	21.5	20.9	20.6	20.2	20.0
TC	29.3	26.4	23.8	22.2	20.9	19.5	18.8	18.4	18.1	17.7
SG&A (% Net Revenues)
TCOC	29.0%	32.1%	30.9%	30.1%	29.1%	28.3%	27.5%	26.8%	26.3%	26.1%
NBT	29.7	33.8	31.3	29.8	28.9	28.3	27.9	27.7	27.4	27.2
GT	36.6	35.1	32.9	31.6	31.1	30.7	30.5	30.4	30.3	30.2
TC	29.3	29.3	28.3	27.3	26.5	25.7	25.5	25.5	25.5	25.3
Capex (% Net Revenues)
TCO	12.3%	19.1%	15.0%	11.8%	17.4%	8.8%	8.4%	8.3%	8.2%	8.2%
TCP	7.6%	8.7%	8.4%	8.4%	8.3%	8.2%	8.1%	12.2%	7.8%	7.7%

TCOC – Tele Cento Oeste excluding NBT
NBT – Norte Brasil Telecom, subsidiary of TCO
GT – Global Telecom, subsidiary of Telesp Celular Participações
TC – Telesp Celular operating company

Note: TCP results exclude TCP’s proportionate stake in TCO.

21

TCP Business Plan Overview – Key Statistics

	Projected Fiscal Year Ending December 31,

(Reais in Millions)	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012

Revenues	$4,716	$5,022	$5,751	$6,443	$7,188	$7,900	$8,459	$8,894	$9,351	$9,868
Gross Profit	3,272	3,648	4,335	4,967	5,664	6,337	6,843	7,224	7,628	8,082
EBITDA	1,848	2,132	2,665	3,161	3,708	4,243	4,622	4,885	5,174	5,510
Depreciation	970	812	795	833	862	873	900	932	815	756
EBIT	878	1,320	1,869	2,328	2,846	3,371	3,722	3,953	4,358	4,754
Net Income	243	577	893	1,168	1,530	1,899	2,155	2,333	2,628	2,922

Funds From Operations (a)	$1,179	$1,423	$1,703	$2,001	$2,401	$2,788	$3,078	$3,293	$3,482	$3,726
Net Working Capital	328	299	332	359	388	415	423	412	402	395
Capital Expenditures	358	437	483	543	594	647	683	1,084	727	757
Free Cash Flow (b)	690	1,016	1,186	1,432	1,778	2,114	2,386	2,220	2,765	2,977

Financial Ratios

Revenue Growth	—	6%	15%	12%	12%	10%	7%	5%	5%	6%
Gross Margin	69%	73	75	77	79	80	81	81	82	82
EBITDA Margin	39	42	46	49	52	54	55	55	55	56
EBITDA Growth	—	15	25	19	17	14	9	6	6	6
EBIT Margin	19	26	33	36	40	43	44	44	47	48
Net Income Margin	5	11	16	18	21	24	25	26	28	30

(a)	Funds From Operations equals Net Income plus depreciation and amortization, other non-cash charges, minority interest less equity earnings from unconsolidated subsidiaries.
(b)	Free Cash Flow equals Funds From Operations less increase in working capital less capital expenditures.
22

TCO Business Plan Overview – Key Statistics

	Projected Fiscal Year Ending December 31,

(Reais in Millions)	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012

Revenues	$1,945	$2,103	$2,286	$2,469	$2,638	$2,804	$2,971	$3,135	$3,292	$3,456
Gross Profit	1,326	1,530	1,718	1,868	2,039	2,193	2,336	2,476	2,611	2,752
EBITDA	761	848	1,009	1,126	1,271	1,400	1,517	1,630	1,738	1,841
Depreciation	202	230	245	265	299	336	358	369	326	311
EBIT	559	618	764	861	972	1,064	1,159	1,261	1,412	1,531
Net Income	355	395	493	559	635	699	767	841	947	1,032

Funds From Operations (a)	$560	$629	$742	$829	$940	$1,041	$1,132	$1,217	$1,281	$1,353
Net Working Capital	130	162	173	189	206	223	241	257	273	290
Capital Expenditures	239	402	343	291	459	246	248	261	269	282
Free Cash Flow (b)	239	195	388	522	464	779	866	940	996	1,055

Financial Ratios

Revenue Growth	—	8%	9%	8%	7%	6%	6%	6%	5%	5%
Gross Margin	68%	73	75	76	77	78	79	79	79	80
EBITDA Margin	39	40	44	46	48	50	51	52	53	53
EBITDA Growth	—	11	19	12	13	10	8	7	7	6
EBIT Margin	29	29	33	35	37	38	39	40	43	44
Net Income Margin	18	19	22	23	24	25	26	27	29	30

(a)	Funds From Operations equals Net Income plus depreciation and amortization, other non-cash charges, minority interest less equity earnings from unconsolidated subsidiaries.
(b)	Free Cash Flow equals Funds From Operations less increases in working capital less capital expenditures.
23

Summary DCF Valuation of TCP

	Projected Fiscal Year Ending December 31,

(Reais in Millions)	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012

Earnings Before Interest (After Tax)	$640	$964	$1,271	$1,537	$1,887	$2,241	$2,479	$2,638	$2,915	$3,186
Depreciation	$970	$812	$795	$833	$862	$873	$900	$932	$815	$756
Change in Net Working Capital	($131)	$29	($34)	($26)	($29)	($27)	($8)	$11	$10	$7
Capital Expenditures	($358)	($437)	($483)	($543)	($594)	($647)	($683)	($1,084)	($727)	($757)

Unlevered Free Cash Flow (R$)	$1,113	$1,402	$1,565	$1,801	$2,135	$2,457	$2,711	$2,525	$3,052	$3,241
Unlevered Free Cash Flow (US$)	$359	$434	$464	$512	$588	$660	$711	$647	$763	$790

(R$ in millions, except per share data)	Low	High

WACC	15.9%	14.4%
Terminal EBITDA Multiple	5.5x	6.5x
Implied Perpetuity Growth Rate	4.5%	4.8%

TCP Firm Value	$13,860	16,163
TCP Standalone Equity Value	9,483	11,785
Value of 20.7% stake in TCO (1)	886	1,035
Total TCP Equity Value	$10,369	$12,820
TCP Shares Outstanding (mm)	1,171.8	1,171.8

TCP Equity Value per Share	$8.85	$10.94

(1)	Reflects equity stake in TCO valued using Discounted Cash Flows Methodology.

24

Summary DCF Valuation of TCO

	Projected Fiscal Year Ending December 31,

(Reais in Millions)	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012

Earnings Before Interest (After Tax)	$381	$408	$505	$568	$641	$702	$765	$832	$932	$1,010
Depreciation	$202	$230	$245	$265	$299	$336	$358	$369	$326	$311
Change in Net Working Capital	$37	($32)	($12)	($15)	($18)	($17)	($17)	($17)	($17)	($16)
Capital Expenditures	($239)	($402)	($343)	($291)	($459)	($246)	($248)	($261)	($269)	($282)
Unlevered Free Cash Flow (R$)	$382	$204	$395	$528	$464	$775	$857	$923	$972	$1,023
Unlevered Free Cash Flow (US$)	$123	$63	$117	$150	$128	$208	$225	$236	$243	$250

(R$ in millions, except per share data)	Low	High

WACC	15.9%	14.4%
Terminal EBITDA Multiple	4.5x	5.5x
Implied Perpetuity Growth Rate	3.5%	4.1%

TCO Firm Value	$3,826	$4,545
TCO Equity Value	$4,279	$4,998
TCO Shares Outstanding (mm)	373.409	373.409

TCO Equity Value per Share	$11.46	$13.39

25

WACC Methodology

w	We calculated the WACC using the following methodology:

•	Estimated the companies’ marginal cost of long-term debt

•	Estimated the companies’ cost of equity using the Capital Asset Pricing Model (CAPM)

•	Applied an appropriate long-term leverage ratio

26

WACC Calculation for TCP and TCO

	Low	Average	High

COST OF EQUITY
U.S. Risk Free Rate (30 Year U.S. Treasury) (a)	5.3%	5.3%	5.3%
Equity Market Risk Premium	5.5%	6.5%	7.5%
Equity Beta (b)	1.0	1.0	1.0
Adjusted Equity Market Risk Premium	5.5%	6.5%	7.5%
Political Risk Premium (c)	6.0%	6.5%	7.0%

Total	16.8%	18.3%	19.8%

COST OF DEBT
U.S. Risk Free Rate (10 Year U.S. Treasury) (a)	4.4%	4.4%	4.4%
Credit Spread (c)	6.5%	7.0%	7.5%
Cost of Debt (Pretax)	10.9%	11.4%	11.9%
Effective Marginal Tax Rate	34.0%	34.0%	34.0%

Total	7.2%	7.5%	7.8%

Debt/ Capitalization (Target) (c)	30.0%	30.0%	30.0%
WACC	13.9%	15.1%	16.2%

Selected WACC	14.4%	15.1%	15.9%

Note:
(a)	Treasury yields as of October 15, 2003
(b)	Based on Bloomberg estimates for Sprint PCS, AT&T Wireless and Nextel as of 10/ 06/ 03
(c)	Citigroup Estimates

27

October 27, 2003

To the Board of Directors
Telesp Celular Participações S.A.
Av. Roque Petroni Júnior, nº. 1464, 6º andar – Bloco B
Morumbi, Cidade de São Paulo, Estado de São Paulo, CEP
04707-000 Brazil

Dear Sirs:

          On January 16, 2003 Telesp Celular Participações (“TCP” or the “Company”) announced an agreement with the controlling shareholders of Tele Centro Oeste Participações (“TCO” – and, together with TCP, the “Companies”) to acquire shares representing 61.1% of the voting capital and 20.3% of the total capital of TCO (the “Acquisition”). In addition, TCP simultaneously announced (i) its obligation to effect a tender offer for TCO’s remaining ON shares (the “Tender”) and, subsequently to such tender offer, (ii) its intention to effect the exchange of all the remaining outstanding TCO shares for TCP shares (including those shares not taken up in the Tender) in the form of an “Incorporação de Ações” as defined by Brazilian Federal Law No. 6,404, of December 15, 1976 (the “Exchange”), by exchanging each share of TCO for 1.27 shares of the Company (the “Proposed Exchange Ratio”).

          In connection with the Exchange and in accordance with the requirements stated in Article 30 of TCP’s by-laws, you have asked us to provide a valuation report (the “Valuation Report”) which is comprised of this letter and the attached presentation materials with respect to the economic values of the TCP shares (the “TCP shares”) and TCO shares (the “TCO shares”) and the Proposed Exchange Ratio. This Valuation Report is being provided by us solely for the purpose of valuing TCP and TCO and expressing our view as to whether the Proposed Exchange Ratio constitutes equitable treatment for both companies as required by Article 30 of TCP’s bylaws, and should not be relied upon for any other purpose.

          In arriving at the Valuation Report set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company and TCO that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and TCO furnished to us by the Company;

(3)	Conducted discussions with members of senior management of the Company and TCO concerning the matters described in clause 1 and 2 above and the businesses and prospects of the Company and of TCO;

(4)	Reviewed the results of operations of the Company and TCO and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market, and monetary conditions;

(6)	Prepared our Valuation Report on the basis that if the Proposed Exchange Ratio fell within the range of exchange ratios resulting from our valuations of TCP and TCO, then its application would constitute equitable treatment for both companies, within the meaning of Article 30 of the TCP by-laws.

          In preparing our Valuation Report and in order to carry out the actions of the preceding paragraph, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed, and do not hereby assume, any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Companies, nor have we evaluated the solvency or fair value of the Companies under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Companies. Accordingly, we have obtained a statement executed by officers of TCP on this date whereby they reasserted the accuracy, legitimacy, and completeness of all such information, documents and reports which were supplied to us on the dates when those were supplied to us, and whereby they confirmed that there have not been, since those dates, any material changes to the Companies’ business, financial condition, assets, liabilities, business perspectives or commercial transactions and any other significant fact which would have rendered any such information incorrect or misleading in any material aspect and which could have a material effect on the results of the Valuation Report. Notwithstanding the foregoing, neither TCP, nor its managers or controlling shareholders have (i) interfered or limited in any manner our ability to obtain the information required to produce the Valuation Report, (ii) determined, or restrained our ability to determine, the methodologies used by us to reach the conclusions set forth in the Valuation Report, or (iii) determined, or restrained our ability to determine, the conclusions set forth in the Valuation Report.

          With respect to the financial forecast information furnished to or discussed with us by the Company in respect of the Companies, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of TCP and TCO’s management, respectively, as to the expected future financial performance of TCP and TCO. In addition, you have informed us that the Boards of Directors of TCP and TCO have approved such financial forecasts. Given that the Valuation Report and its conclusions are based on financial projections and forecasts, they should not be construed as indicative of future results which may be significantly more or less favorable than what has been suggested as a result of the analyses conducted in connection with the preparation of the Valuation Report. Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors which are beyond the control of TCP, TCO and of Merrill Lynch & Co. (“Merrill Lynch”), Merrill Lynch nor any of its affiliates or representatives assume any responsibility if future results differ substantially from the forecasts presented in the Valuation Report and makes no representation or warranty as to such forecasts.

          The range of values presented in the Valuation Report, in which the economic value of TCP and TCO lie, has been ascertained in accordance with the discounted cash flow methodology.

2

          Our Valuation Report is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. As a result, the Valuation Report is valid exclusively as at the date of this letter as future events and developments may affect its conclusions. We do not assume any obligation to update, review, revise or revoke this letter or the Valuation Report as a result of any future development. In connection with the preparation of this Valuation Report, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the TCP or the TCO shares. As a result, the results determined in the Valuation Report do not necessarily correspond to, and should not be construed as representative of, the effective sale value of the Companies or their stock today or in a given future time.

          The Valuation Report rendered is exclusively addressed to the Company and although it may be available to all shareholders of the Company and TCO in accordance with Article 30 of its by-laws, its scope is limited to the Exchange; the results herein relate only to the scope of our assignment and do not extend, and should not be construed as extensive, to the Acquisition, or the Tender nor to any other present or future issues or transactions regarding the Company or TCO, the economic group to which they belong or the industry in which they operate.

          We have been engaged by the Company and will be receiving a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Merrill Lynch does not have any interest, whether direct or indirect, in the Company or in the Acquisition, Tender or in the Exchange, as well as in any other relevant event that may constitute a conflict of interest. We have, in the past, provided financial advisory and financing services to the Company and/or its affiliates, and we expect to continue to do so and have received, and may receive, fees for the rendering of such services. In the ordinary course of our business, we may actively trade TCP and TCO shares and other securities of the Company, TCO and their affiliates, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, the professionals in our research department and other divisions within Merrill Lynch may base their analysis and publications regarding TCP and TCO on different market and operating assumptions and on different valuation methodologies when compared with those employed in the preparation of this Valuation Report. As a result, the research reports and other publications prepared by them may contain entirely different results and conclusions when compared to the ones presented herein.

          This Valuation Report is exclusively addressed to TCP except to the extent that it may be available to all shareholders of the Company and TCO in accordance with Article 30 of TCP ´s by-laws and does not address the underlying business decision by TCP and TCO to engage in the Exchange and does not constitute a recommendation to TCP, TCO and/or any holders of TCP shares or TCO shares (including, without limitation, as to whether or not any holder of TCP or TCO shares should exercise withdrawal rights). In addition, this Valuation Report does not address: (i) the incremental value to the Companies which may arise from the consummation of the Exchange, if any, and (ii) any adjustments to compensate for or which may reflect the specific rights associated with any specific class of shares of either TCP or TCO. As a result, we are not hereby expressing and the Valuation Report does not contain any views regarding the distribution of the economic value among the several classes of shares of any of the Companies.

          In preparing the Valuation Report, we have disregarded (a) the tax consequences of the Exchange on holders of TCO shares and (b) the impact of any fees and expenses which may result from the settlement of the Exchange, including, without limitation, those related to the depositary services which may be charged to holders of TCO ADSs. In addition, with your consent, we have excluded the tax-related effects associated with the future utilization by TCP of the unamortized goodwill which has resulted from the Acquisition and the Tender.

3

          On the basis of and subject to the foregoing, we are of the view that the economic value of TCP ranges from R$10.7 billion to R$14.3 billion, determined as the lowest and the highest value, corresponding to a value per share of R$9.12 to R$12.20, while the economic value of TCO ranges from R$4.5 billion to R$5.6 billion, determined as the lowest and the highest value, corresponding to a value per share of R$12.16 to R$14.98. Subject to and based on the foregoing, we are of the view that the Proposed Exchange Ratio constitutes equitable treatment for both companies.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

4

Valuation Report (Relatório de Avaliação)

October 27, 2003

Global Markets & Investment Banking Group

Valuation Report

Table of Contents

1.	Introduction

2.	Transaction Structure

3.	Methodology Description

4.	Summary Valuations

A. TCO

B. TCP

5.	Key Conclusions

6.	Appendix

A. Summary TCO Assumptions

•	Tele Centro Oeste

•	NBT

B. Summary TCP Assumptions

•	Telesp Celular

•	Global Telecom

C. WACC Analysis

Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients.

Introduction

Introduction
Important Information

Together with the letter attached hereto, these presentation materials constitute the Valuation Report prepared by Merrill Lynch & Co. (“Merrill Lynch”) with respect to the economic values of the Telesp Celular Participações S.A. (“TCP”) shares and Tele Centro Oeste Celular Participações S.A. (“TCO”) shares and the Proposed Exchange Ratio. Accordingly, the contents of these presentation materials are subject to the letter and all of the assumptions, qualifications, disclaimers and other representations set forth therein. Any defined terms appearing in the presentation letters and not otherwise defined herein have the meaning assigned to such terms in the letter attached hereto.

Introduction
Definitions

Definition

Brasilcel	Brasilcel N.V.

Global Telecom	Global Telecom S.A.

NBT	Norte Brasil Telecom S.A.

Proposed Exchange Ratio	TCP’s announced intention to effect the exchange of all outstanding TCO shares for TCP shares in the form of an “Incorporação de Ações” by exchanging each share of TCO for 1.27 shares of TCP

SMC	Cellular Mobile Service (Serviço Móvel Celular)

SMP	Personal Communication Services (Serviço Móvel Pessoal)

TCO	Tele Centro Oeste Celular Participações S.A.

Splice	Splice do Brasil Telecomunicações e Eletronônica S.A.

TCP	Telesp Celular Participações S.A.

Tele Centro Oeste	Includes the operations of TCO in Brasilia (ex-Telebrasilia, now merged into TCO), Telegoiás, Teleacre, Telemat, Telems and Teleron

Telegoiás	Telegoiás Celular S.A.

Teleacre	Teleacre Celular S.A.

Telemat	Telemat Celular S.A.

Telems	Telems Celular S.A.

Teleron	Teleron Celular S.A.

Telesp Celular	Telesp Celular S.A Includes also TCP holding company outflows and expenses

Transaction Structure

Transaction Structure
Overview

•	On January 16, 2003 TCP announced it had signed a Preliminary Agreement for the acquisition of a controlling stake in TCO (the “Acquisition”)

•	Transaction closed on April 25, 2003

•	Acquisition of 77,256,410,396 ordinary shares of TCO, equivalent to 20.37% of TCO’s outstanding capital and 61.10% of TCO’s voting capital (20.69% of total capital and 64.04% of voting capital excluding the 5,791,393,886 TCO ordinary shares held in treasury)

•	Simultaneously, TCP announced two subsequent transactions, which are still pending completion

•	Tender offer for the remaining ordinary shares in the market at 80% of the price per share paid in the Acquisition, as required by Brazilian law (the “Tender Offer”)

–	Cash offer for 43,385,533,827 common shares of TCO (or 11.6% of TCO, excluding treasury shares)

–	Transaction launched on October 9 – closing expected by November 18

•	Stock merger of TCO’s shares for TCP shares, at an exchange ratio of 1.27 new TCP shares for each TCO share

–	Transaction addressed to TCO’s 252,766,698,473 outstanding preferred shares (plus any remaining TCO ordinary shares that are not tendered in the tender offer mentioned above)

Transaction Structure
Current TCP Corporate Structure

Current valuation of TCP includes the effects of the Tender Offer for TCO common shares:

•	Pro-forma ownership of 31.1% of TCO (adjusted for treasury shares)

•	Net debt increased by R$658 million to reflect expected incremental cash disbursement(2)

This analysis assumes 90% acceptance of Tender Offer(3)

(1)	Ownership expressed as percentage of shares in circulation. Analysis excludes, therefore, 5.8bn shares held in treasury. For illustrative purposes, assumes TCP acquires 90% of the remaining ON shares in the Tender Offer

(2)	Assuming estimated cost for 100% of OPA at R$731 million as of September 30, 2003.

(3)	Different levels of acceptance by the holders of TCO ON shares would not have a material affect on the conclusions of this report

Methodology Description

Methodology Description
Overview

Our valuation ranges for both TCP and TCO, are based on a discounted cash flow analysis

Cash flows have been based on management projections approved by the Board of Directors of TCP and TCO

•	We have performed Discounted Cash Flow (“DCF”) analyses for the operating subsidiaries of TCP (Telesp Celular and Global Telecom) and of TCO (Tele Centro Oeste and NBT)

•	The DCF is a technique used for valuing a business based on the present value of the projected free cash flows (“FCF”)

•	The free cash flows represent:

•	amount generated by all assets utilized in the business (tangible and intangible); and

•	proceeds available to all providers of capital (i.e. shareholders and debt holders)

•	These future FCFs are discounted to present value by an appropriate discount rate (r), to determine the present value of the operating assets

•	Projections have been made in Brazilian currency up to the unlevered free cash flow figure, which has then been converted into US dollars at the projected average exchange rate for the year

•	Macroeconomic estimates, including expected US$/BRL exchange rate, based on Market Consensus collected and published by the Brazilian Central Bank until 2007, and on Merrill Lynch assumptions thereafter

Methodology Description
Overview (Cont’d)

Valuation as at September 30, 2003

•	TCP’s enterprise value has been calculated as the sum of the following items:

•	Present value as of September 30, 2003 (which is the valuation base date) of projected unlevered cash flows (discounted at the Weighted Average Cost of Capital +/- 0.75%)

•	Present value of terminal value, calculated following the perpetuity growth method to a normalised cash flow (setting capex equal to depreciation and eliminating any temporary tax advantage)

•	Present value of the value of the tax benefits obtained with the utilization of Global Telecom net operating losses (R$2.6 billion)(1)

•	Value of TCP’s current stake in TCO

–	Derived by applying TCP’s ownership in TCO (pro-forma for the Tender Offer and adjusted for the effect of treasury shares) to TCO’s estimated equity value(2)

(1)	We have assumed that Telesp Celular and Global Telecom may carry out certain tax planning actions in 2006 in order to expedite utilization of tax loss carry forward

(2)	The explanation regarding the calculation of TCO’s equity valuation is included in the next page of this report

Methodology Description
Overview (Cont’d)

•	TCP’s value per share has then been calculated by subtracting its net debt from the enterprise value (calculated as described above) and dividing it by the number of shares outstanding

–	Published net debt as at September 30, 2003 before the consolidation of TCO; this figure has been adjusted for the cash disbursement expected as a result of the announced Tender Offer for TCO ordinary shares

•	No value has been assigned to the tax savings which could arise from the utilization of the goodwill (“ágio”) generated by TCP in the acquisition of the controlling stake in TCO

•	Similarly, we have calculated the value per TCO share

•	We have adjusted for the effect of treasury shares (by reducing the denominator on the value per share calculation)

•	Tele Centro Oeste’s cash flows have been adjusted to reflect TCO’s weighted average ownership of 98.1% of its operating business(1)

•	NBT’s cash flows have not been adjusted given TCO’s 100% ownership of it

•	For TCO’s net debt calculation, all the debentures that were owed by Splice (and were assumed by TCP) have been considered as cash equivalent

•	Once we have calculated the per share value of TCO and TCP (including its stake in TCO) , we have established the resulting exchange ratios

(1)	Derived by a weighted average of ownerships based on the net worth of each subsidiary

Methodology Description
WACC Methodology – Key Assumptions

Discount rates are based on the companies’ Weighted Average Cost of Capital, which has been calculated in US dollars, adjusting for Brazilian risk

Implied Brazilian risk free rate of 10.74%, or 6.35% above the US risk free rate

Brazilian bond spread currently 13% below the current 60-day average of 635bps(1)

Key Parameters		Comments

Risk Free Rate	4.39%	10-Year US Treasury Bond (maturing in August 2013); yield as of October 17

Brazilian Country Risk Premium	6.35%	Average spread between 10-year US Treasury Bond and Brazil Republic 13 bond (average of last 60 days to October 17)

Unlevered Beta	0.89	Average of unlevered betas for international wireless operators

Equity Market Risk Premium	5.90%	Ibbotson Associates historical 50-year regression using the S&P 500

Estimated Pre-Tax Cost of Debt	10.99%	25 basis points over Brazilian risk free rate

Tax Rate	34.0%	Brazilian marginal tax rate(2)

Target Debt to Market Capitalisation	35.0%	Assumed optimal capital structure

(1)	As of October 17, 2003

(2)	Including social contribution rate

Methodology Description
Detailed WACC Calculation

(1)	Re-levered Beta = Industry Average Beta*(1+ ((1 — Marginal Tax Rate)* (Target Total Debt to Equity Ratio)))

Methodology Description
Key Macroeconomic Forecasts

We have based our estimates on the average Consensus forecasts published by the Central Bank of Brazil (2003-07)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012

Exchange Rate R$ to US$ (End of Period)	3.10	3.38	3.59	3.76	3.94	4.00	4.06	4.12	4.18	4.24
Average Exchange Rate	3.13	3.28	3.52	3.71	3.91	3.97	4.03	4.09	4.15	4.21
Implied Currency Appreciation/(Depreciation) (%)		(4.8)	(7.3)	(5.4)	(5.4)	(1.5)	(1.5)	(1.5)	(1.5)	(1.5)
Inflation Brazil (%)	9.6	6.2	5.2	4.8	4.5	4.5	4.5	4.5	4.5	4.5
Inflation Differential with US (%)(1)		nm	nm	nm	nm	1.5	1.5	1.5	1.5	1.5
Real GDP Growth	0.9%	3.2%	3.5%	3.7%	3.8%	nm	nm	nm	nm	nm

(1)	Long-term US inflation of 3% — based on estimates up to 2007; Source: Economist Intelligence Unit

Summary Valuation

A. TCO

TCO
Summary Valuation

TCO valuation as at September 30, 2003

Unlevered Free Cash Flows(1)

											Exchange
	A	+	B			=	C			x	Rate	=	D

	NPV of		PV(3) of Terminal Value				Enterprise Value (US$m)				As of		Enterprise Value (R$m) at a
	Free Cash Flows		(US$m) at a Perpetual				at a Perpetual Yearly				September		Perpetual Yearly
Discount	(US$m)		Yearly Growth Rate(4) of:				Growth Rate(4)of:				30, 2003		Growth Rate(4) of:
Rate(2)	2003-2012(3)		4.00%	4.50%	5.00%		4.00%	4.50%	5.00%		(2.93R$/US$)		4.00%	4.50%	5.00%

13.50%	766		871	924	983		1,637	1,690	1,749				4,793	4,948	5,121
13.88%	754		814	862	915		1,568	1,616	1,669				4,591	4,730	4,885
14.25%	742		762	805	853		1,504	1,547	1,595				4,403	4,529	4,668
14.63%	730		715	753	796		1,445	1,484	1,526				4,229	4,343	4,469
15.00%	719		671	706	745		1,389	1,425	1,464				4,067	4,171	4,284

(1)	Unlevered Free Cash Flows in US$ have been obtained by dividing yearly cash flows in Reais by the average exchange rate of the year as presented in “Methodology Description – Key Macroeconomic Forecasts”. Based on Company’s projections approved by the TCP and TCO Board of Directors

(2)	Mid point based on WACC. Rounded up to 14.25%

(3)	Brought back to September 30, 2003. For the year 2003, only Q4 included

(4)	Nominal growth rate

TCO
Summary Valuation (Cont’d)

Value per TCO share (“lote de mil ações”) ranging from R$ 12.16–14.98

	D			–	E	=	F			/	G	=	H

	Enterprise Value
	(R$m) with Perpetual
	Rate Yearly Growth				Net Debt		Equity Value				Shares		Equity Value Per
	Rate(1) of:				(R$m)		(R$m)				(billion)		Share (R$)

Discount											Q3
Rate	4.00%	4.50%	5.00%		Q3 2003(2)		4.00%	4.50%	5.00%		2003(2)		4.00%	4.50%	5.00%

13.50%	4,793	4,948	5,121		(473)		5,266	5,421	5,594		373		14.10	14.52	14.98
13.88%	4,591	4,730	4,885		(473)		5,064	5,203	5,358		373		13.56	13.93	14.35
14.25%	4,403	4,529	4,668		(473)		4,876	5,002	5,141		373		13.06	13.39	13.77
14.63%	4,229	4,343	4,469		(473)		4,702	4,816	4,942		373		12.59	12.90	13.23
15.00%	4,067	4,171	4,284		(473)		4,540	4,644	4,757		373		12.16	12.44	12.74

(1)	Nominal growth rate

(2)	As at September 30, 2003. Net debt adjusted for contingencies. Shares outstanding net of treasury shares

B. TCP

TCP
Summary Valuation

TCP valuation as at September 30, 2003 –adjusted for the effect of the Tender Offer (launched on October 9)

Unlevered Free Cash Flows(1)

													Exchange
	A	+	B			+	C	=	D			x	Rate	=	E

			PV(2) of Terminal Value
			(US$m) at a						Enterprise Value (US$m)				As of		Enterprise Value (R$m)
	NPV of free		Perpetual Yearly Growth				PV of		at a Perpetual Yearly				September		at a Perpetual Yearly
	cash flows		Rate(3) of:				GT Tax		Growth Rate(3) of:				30, 2003		Growth Rate(3) of:
Discount	(US$m)						Benefit (4)
Rate	2003-2012(2)		4.00%	4.50%	5.00%		(US$m)		4.00%	4.50%	5.00%		(2.93R$/US$)		4.00%	4.50%	5.00%

13.50%	2,881		2,665	2,827	3,008		119		5,666	5,828	6,008				16,587	17,060	17,589
13.88%	2,840		2,491	2,637	2,799		118		5,449	5,595	5,757				15,953	16,379	16,853
14.25%	2,801		2,332	2,463	2,609		116		5,249	5,380	5,526				15,365	15,750	16,176
14.63%	2,762		2,186	2,305	2,437		114		5,062	5,181	5,312				14,819	15,167	15,552
15.00%	2,723		2,052	2,160	2,279		113		4,888	4,996	5,115				14,310	14,627	14,975

(1)	Unleveled Free Cash Flows in US$ have been obtained by dividing yearly cost flows in Reais by the average exchange rate of the year as presented in “Macroeconomic Description – Key Macroeconomic Forecasts”. Based on Company’s projections approved by the TCP and TCO Board of Directors. Projections include a 100% stake in Telesp Celular and Global Telecom

(2)	Brought back to September 30, 2003. For the 2003, only Q4 included

(3)	Nominal growth rate

(4)	Assuming tax planning provided by management. Discounted by the assumed cost of equity, or 17.1–18.6%

TCP
Summary Valuation (Cont’d)

Value per TCP share (“lote de mil ações”) ranging from R$ 9.12–12.20

	E			+	F			=	G

	Enterprise Value (R$m) at a
	Perpetual Yearly Growth				Stake in TCO Equity				TCP Enterprise Value
	Rate(1) of:				31.15%(2)				(R$m)
Discount
Rate	4.00%	4.50%	5.00%		4.00%	4.50%	5.00%		4.00%	4.50%	5.00%

13.50%	16,587	17,060	17,589		1,640	1,688	1,742		18,227	18,749	19,331
13.88%	15,953	16,379	16,853		1,577	1,620	1,669		17,530	17,999	18,521
14.25%	15,365	15,750	16,176		1,519	1,558	1,601		16,884	17,308	17,777
14.63%	14,819	15,167	15,552		1,465	1,500	1,539		16,284	16,667	17,091
15.00%	14,310	14,627	14,975		1,414	1,446	1,482		15,724	16,073	16,456

G	-	H	=	I			/	J	=	K

		Net Debt		Equity Value (R$m)						Equity Value Per Share (R$)
Discount		(R$) Q3						Shares
Rate		2003(3)		4.00%	4.50%	5.00%		Q3 2003(3)		4.00%	4.50%	5.00%

13.50%		5,036		13,192	13,713	14,295		1,172		11.26	11.70	12.20
13.88%		5,036		12,494	12,963	13,486		1,172		10.66	11.06	11.51
14.25%		5,036		11,848	12,272	12,741		1,172		10.11	10.47	10.87
14.63%		5,036		11,248	11,632	12,055		1,172		9.60	9.93	10.29
15.00%		5,036		10,689	11,037	11,421		1,172		9.12	9.42	9.75

(1)	Nominal growth rate

(2)	Derived from multiplying TCP’s pro-forma stake (assuming 90% acceptance of Tender Offer) to the equity value derived for TCO (assuming same discount rate and perpetuity growth rates)

(3)	As at September 30, 2003. Net debt adjusted for contingencies and 90% acceptance of tender offer

Key Conclusions

Key Conclusions

On the basis of and subject to the foregoing, the economic value of TCP ranges from R$10.7 billion to R$14.3 billion, determined as the lowest and the highest value, corresponding to a value per share of R$9.12 to R$12.20, while the economic value of TCO ranges from R$4.5 billion to R$5.6 billion, determined as the lowest and the highest value, corresponding to a value per share of R$12.16 to R$14.98(1)

	TCO - Equity Value Per Share (R$)			TCP(2) - Equity Value Per Share (R$)

	Perpetuity Growth			Perpetuity Growth
Discount
Rate	4.00%	4.50%	5.00%	4.00%	4.50%	5.00%

13.50%	14.10	14.52	14.98	11.26	11.70	12.20
13.88%	13.56	13.93	14.35	10.66	11.06	11.51
14.25%	13.06	13.39	13.77	10.11	10.47	10.87
14.63%	12.59	12.90	13.23	9.60	9.93	10.29
15.00%	12.16	12.44	12.74	9.12	9.42	9.75

	Implied Exchange Ratio (x)

	Perpetuity Growth
Discount
Rate	4.00%	4.50%	5.00%

13.50%	1.25	1.24	1.23
13.88%	1.27	1.26	1.25
14.25%	1.29	1.28	1.27
14.63%	1.31	1.30	1.29
15.00%	1.33	1.32	1.31

(1)	Please refer to the considerations contained in the attached letter for further guidance

(2)	Includes 31.15% of TCO. Assumes 90% acceptance level of Tender Offer for TCO ON shares

Appendix

A. Summary TCO Assumptions

Summary TCO Assumptions
Corporate Structure

TCO is the leading cellular operator in former area 7 and the second operator in former area 8

It operates through seven operating companies, covering different states in its area of authorization

Given the different ownership structures, we have adjusted Tele Centro Oeste’s revenues for TCO’s 98.1% weighted average stake in its operations (NBT has been excluded from this adjustment as it is a wholly-owned subsidiary of TCP)

ON= Common Shares
PN= Preferred Shares
Ec= Economic Ownership
TCO
Band A operator in Brasilia
98.59% ON
96.25% PN
97.13% Ec
99.51% ON
96.25% PN
97.83% Ec
99.63% ON
97.62% PN
98.54% Ec
98.25% ON
96.64% PN
97.22% Ec
99.96% ON
96.61% PN
98.35% Ec
100% ON
100% PN
100% Ec
Telegoiás
Telemat
Telems
Teleron
Teleacre
NBT
Band A operator in the states of Goiás and Tocantins
Band A operator in Mato Grosso
Band A operator in Mato Grosso do Sul
Band A operator in Rondônia
Band A operator in Acre
Band B operator in Amapá, Amazonas, Maranhão, Pará and Roraima

Source: TCP management

Summary TCO Assumptions

September 30, 2003 adjusted figures to include contingencies based on company’s financial statements

Net Debt (R$ million)

TCO Net Debt/(Cash)(1)	(577.3)
Contingencies (2)	104.4

Adjusted TCO Net Debt/(Cash)	(472.9)

Shares Outstanding

Common Shares	126,433,338,109
Preferred Shares	252,766,698,473

Total Shares	379,200,036,582
Treasury Shares	(5,791,393,556	)(3)

Adjusted Shares Outstanding	373,408,642,696

(1)	For simplification purposes, we have used the consolidated net debt as reported by TCO without giving effect to the cash attributable to minorities in TCO’s operating companies. The inclusion of such effect would result in a reduction of the value per TCO share by approximately 0.3%, which has a negligible effect on the conclusion of this report

(2)	As presented in TCO’s September 30, 2003 balance sheet

(3)	Includes common shares only

Summary TCO Assumptions

2003–12 nominal revenue CAGR(1) of 6.9%

2003-12 nominal EBITDA CAGR of 10.7%

EBITDA margin rises from 38.6% in 2003 to 52.8% in 2012

Consolidated Net Revenue (Nominal R$ millions)

Consolidated EBITDA (Nominal R$ millions)

Based on Company’s projections approved by the TCP and TCO Board of Directors

(1)	Compounded annual growth rate

Summary TCO Assumptions

Total capex for the period of R$ 3.1bn

Capex/Revenues trending downwards from 12.4% in 2003 to 8.3% in 2012

CDMA overlay reflected in higher capex needs in 2003-07

Estimates include the renewal of TCO’s license in 2007, a total payment of R$217 million

Consolidated Capex Projections (Nominal R$ millions)

Consolidated Capex Breakdown (2003-12) by Operator

Based on Company’s projections approved by the TCP and TCO Board of Directors

Tele Centro Oeste

Tele Centro Oeste

New market entrants increasing competitive pressure

Market share profile similar to typical incumbent Band A operators – losing market share to new entrants, stabilizing its share loss after 2007 (when market is expected to consolidate from four to three players)

Market Size

Tele Centro Oeste Celular Subscribers

Based on Company’s projections approved by the TCP and TCO Board of Directors

(1)	Penetration rate is the total number of cellular lines in service in the market divided by the total population in the region

Tele Centro Oeste

Total ARPU increases moderately over time (2003-12 CAGR of 1.9%)

Voice ARPU relatively flat in nominal terms, with increases from new services and higher interconnection compensated by increased weight of lower usage prepaid subscribers in the company’s client base

Data ARPU rising strongly as new services and applications kick in (2003-12 nominal CAGR of 30.6%)

Average Revenue per User (ARPU)(1) (R$, monthly per subscriber)

Based on Company’s projections approved by the TCP and TCO Board of Directors

(1)	ARPU defined as the total service revenues divided by the simple average of lines in service during the relevant year. Expressed on a monthly basis

Tele Centro Oeste

2003-12 nominal revenue CAGR of 6.2%

Data revenues growing at a 2003-12 nominal CAGR of 37.2%

Net Revenues (Nominal R$ millions)

Costs increase over the projection period at a 2003-12 CAGR of 3.2%

Scale advantage of the business reflected in the fall of costs as % of revenues from 59.8% in 2003 to 46.1% in 2012

In 2003, main costs are handsets, and structure costs. The main costs in 2012 expected to be network and general and structure costs

Operating Costs (Nominal R$ millions)

Based on Company’s projections approved by the TCP and TCO Board of Directors

(1)	No disclosure available

(2)	Including structure, indirect commercial and client relationship management costs, as well as management fees

Tele Centro Oeste

2003-12 nominal EBITDA CAGR of 9.8%

EBITDA margin rising from 40.2% in 2003 to 53.9% in 2012 as a result of scale and integration into Vivo

EBITDA (Nominal in R$ millions)

EBIT (Nominal in R$ millions)

Based on Company’s projections approved by the TCP and TCO Board of Directors

Tele Centro Oeste

Capex decreases from 10.6% of revenues in 2003 to 8.2% in 2012. Investment peaks in 2007 as license is renewed

Network build-up is the main use of capex

Capex Projections (Nominal R$ millions)

R$m
Capex/Revenues (%)
450
400
350
300
250
200
150
100
50
0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
167
334
290
247
417
201
200
209
214
222
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Capex
Capex/Revenues

Based on Company’s projections approved by the TCP and TCO Board of Directors

NBT

NBT

Four competitors (Oi, TIM, Telenorte and NBT). However, consolidation expected from 2006 onwards given relative market size, allowing NBT to increase its market share over time

Over the long term, market expected to sustain three players

Market Size

NBT Subscribers

Based on Company’s projections approved by the TCP and TCO Board of Directors

NBT

ARPU to remain relatively flat over time in nominal terms (2003-12 CAGR of 0.8%)

Voice ARPU flat over projection period

Data ARPU rising significantly (2003-12 CAGR of 24.1%) due to new applications

ARPU (R$, monthly per subscriber)

R$
45
40
35
30
25
20
15
10
5
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Total ARPU

Based on Company’s projections approved by the TCP and TCO Board of Directors

NBT

2003-12 nominal revenue CAGR of 9.4%

Data revenues growing at a 2003-12 nominal CAGR of 36.2%

Net Revenues (Nominal R$ millions)

Costs increase over the projection period at a 2003-12 CAGR of 5.7%

Scale advantage of the business reflected in the fall of costs as % of revenues from 69.0% in 2003 to 50.9% in 2012

In 2003, main costs are handsets and interconnection costs. The main costs in 2012 are expected to be interconnection and structure

Operating Costs (Nominal R$ millions)

Based on Company’s projections approved by the TCP and TCO Board of Directors

(1)	No disclosure available

(2)	Including structure, indirect commercial and client relationship management costs, as well as management fees

NBT

2003-12 nominal EBITDA CAGR of 15.1%

EBITDA margin rising from 31.0% in 2003 to 49.1% in 2012 as a result of scale, improvement in the competitive environment and integration into Vivo

EBITDA (Nominal R$ millions)

EBIT (Nominal R$ millions)

Based on Company’s projections approved by the TCP and TCO Board of Directors

NBT

Capex decreases from 20.4% of revenues in 2003 to 8.6% in 2012

Investment mainly concentrated in network, including the overlay of CDMA technology

Capex Projections (Nominal R$ millions)

R$m
Capex to Revenues (%)
80
70
60
50
40
30
20
10
0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
72
72
61
55
54
55
57
61
64
67
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Capex
Capex/Revenues

Based on Company’s projections approved by the TCP and TCO Board of Directors

B.   Summary TCP Assumptions

Summary TCP Assumptions
Corporate Structure

TCP’s operations are comprised of three businesses:

•	100% ownership of Telesp Celular, the leading cellular operator in the state of São Paulo

•	100% ownership of Global Telecom, a band B cellular operator in the states of Paraná and Santa Catarina

•	A controlling stake (31.1% of the economic ownership, 96.4% of its voting rights) in cellular operator TCO, which operates in parts of Regions I and II of the new SMP Regime (the former areas 7 and 8)

(1)	Adjusted for 5.8 billion ordinary shares held in treasury. Assumes TCP acquires 90% of the TCO ON shares in the announced Tender Offer

Summary TCP Assumptions

September 30, 2003 adjusted figures to include contingencies and the effect of the Tender Offer for the remaining TCO ON shares

Net Debt (R$ millions)

TCP Net Debt/(Cash)(1)	4,285.5
Estimated New Debt from ON Tender Offer	657.9
Contingencies(2)	92.3

Adjusted TCP Net Debt/(Cash)	5,035.8

Shares Outstanding

Common Shares	409,383,864,536
Preferred Shares	762,400,487,973

Total Shares	1,171,784,352,509
Treasury Shares	0

Adjusted Shares Outstanding	1,171,784,352,509

(1)	Excludes effects of the consolidation of TCO

(2)	Source: Financial statements of TCP

Summary TCP Assumptions

2003–12 nominal revenue CAGR of 8.7%

2003-12 nominal EBITDA CAGR of 13.0%

EBITDA margin rising from 38.9% in 2003 to 54.9% in 2012

Net Revenue (Nominal R$ millions)(1)

EBITDA (Nominal R$ millions)(1)

Based on Company’s projections approved by the TCP and TCO Board of Directors

(1)	Consolidating 100% of Telesp Celular and Global Telecom only. TCO has been excluded

Summary TCP Assumptions

Total capex for the period is R$6.3bn

Capital expenditure is expected to be from 2003 onwards approximately 8% of net revenues (except for 2010 when Telesp Celular needs to renew its license)

Capital Expenditure (Nominal R$ Millions)(1)

Capital Expenditure Breakdown (2003-12)(1) by Operator

Based on Company’s projections approved by the TCP and TCO Board of Directors

(1)	Consolidating 100% of Telesp Celular and Global Telecom only. TCO has been excluded

Telesp Celular

Telesp Celular

Large increase in market penetration in 2003 and 2004 as a result of increased competition in the market

Competitive situation eases after 2004, with penetration increases driven by enhanced value proposition of mobile (new handsets and services) as well as by economic growth

3-player market, with Telesp Celular losing market share to its competitors over time, but retaining its current market leadership

Market Size

Telesp Celular Subscribers

Based on Company’s projections approved by the TCP and TCO Board of Directors

Telesp Celular

Total ARPU is a weighted average ARPU for all subscribers (closer to prepaid levels given their relative weight in the subscriber base)

Total ARPU increases over time due to the growth in data ARPU, especially for post-paid (due to their higher take up of new applications, such as 2.5G services or e-video)

ARPU 2003-12 nominal CAGR of 3.2%

Data ARPU expected to represent 21.4% of total ARPU in 2012 (2003-12 CAGR 35.4%)

ARPU (R$, monthly per subscriber)

R$
60
50
40
30
20
10
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Total ARPU

Based on Company’s projections approved by the TCP and TCO Board of Directors

Telesp Celular

2003-12 nominal revenue CAGR of 8.4%

Data revenues growing at a 2003-12 nominal CAGR of 45.0%

Net Revenues (Nominal R$ millions)

Costs increasing during projection period at a 2003-12 CAGR of 4.9%

Scale advantage of the business reflected in the decline of costs as % of revenues from 58.8% in 2003 to 44.0% in 2012

In 2003, main costs are expected to be generated by handsets and structure costs. The main costs in 2012 will be CRM and structure.

Operating Costs (Nominal R$ millions)

Based on Company’s projections approved by the TCP and TCO Board of Directors

(1)	Including structure, indirect commercial and client relationship management costs, as well as management fees

Telesp Celular

2003-12 nominal EBITDA CAGR of 12.1%

Increases in EBITDA margin from 41.2% in 2003 to 56.0% in 2012 driven by scale, cost savings and synergies derived from integration into Vivo

EBITDA (Nominal R$ millions)

EBIT (Nominal R$ millions)

Based on Company’s projections approved by the TCP and TCO Board of Directors

Telesp Celular

Capex stable at around 8% of revenues (excluding 2010, which includes R$383 million of license renewal cost)

Investment outlays concentrated mainly in network

Capex (Nominal R$ millions)

R$m
Capex to Revenues (%)
1200
1000
800
600
400
200
0
15.0%
14.0%
13.0%
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
327
274
347
403
457
512
566
599
994
633
658
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Capex
Capex/Revenues

Based on Company’s projections approved by the TCP and TCO Board of Directors

Global Telecom

Global Telecom

Penetration increases from 2003-06, stabilizing thereafter

Initial hike fueled by enhanced competition in the market

Penetration increases post-2006 driven by enhanced value proposition of mobile (new handsets and services) and economic growth

Global Telecom losing market share over the first three years due to the effect of two new entrants. From 2006, its market share is expected to stabilize

Market Size

Global Telecom Subscribers

Based on Company’s projections approved by the TCP and TCO Board of Directors

Global Telecom

Post-paid ARPU well below Telesp Celular levels, but in line with historical trends

ARPU increasing moderately over time (2003-12 CAGR of 3.5%) due to the increase in ARPU in both pre paid and post paid subscribers

Data ARPU is main driver of growth (2003-12 CAGR of 34.8%) and is expected to represent 16.5% of total ARPU in 2012

ARPU (R$, monthly per subscriber)

R$
45
40
35
30
25
20
15
10
5
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Total ARPU

Based on Company’s projections approved by the TCP and TCO Board of Directors

Global Telecom

2003-12 nominal revenue CAGR of 11.1%, with higher growth in the earlier years

Data revenues grow at a 2003-12 nominal CAGR of 47.5%

Net Revenues (Nominal R$ millions)

2003-12 operating costs CAGR of 6.1%

Scale advantage of the business reflected in the decline of costs as % of revenues from 77.1% in 2003 to 50.7% in 2012

In 2003, main costs are expected to be handsets, and structure costs. The main costs in 2012 will be structure and interconnection.

Operating Costs (Nominal R$ millions)

Based on Company’s projections approved by the TCP and TCO Board of Directors

(1)	Including structure, indirect commercial and client relationship management costs, as well as management fees

Global Telecom

2003-12 nominal EBITDA CAGR of 21.0%

EBITDA margin rises from 22.9% in 2003 to 49.3% in 2012 as a result of scale and integration into Vivo

EBITDA (Nominal R$ millions)

EBIT breakeven in 2005

EBIT (Nominal R$ millions)

Based on Company’s projections approved by the TCP and TCO Board of Directors

Global Telecom

Capex decreases from 13.8% of revenues in 2003 to 7.9% in 2012 as coverage investments and network developments are completed

Investment outlays mainly concentrated in network

License renewal not expected within projection period

Capex (Nominal R$ millions)

R$m
Capex to Revenues (%)
160
140
120
100
80
60
40
20
0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
142
84
93
91
105
110
120
104
118
121
124
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Capex
Capex/Revenues

Based on Company’s projections approved by the TCP and TCO Board of Directors

C. WACC Analysis

WACC Analysis
Methodology – Key Assumptions

Average cost of equity reflects a Brazilian country risk premium of 635bps, based on the average spread of the 10-year maturity Brazilian bond with its equivalent US Treasury bond

Republic of Brazil Bond due 2013 – Spread over Treasury (bps) for the last 60 days

Appendix 2
Accounting Report

[KPMG]

TELE CENTRO OESTE CELULAR PARTICIPACOES
S.A.

Accounting Valuation Report
(at Book Value)

ACCOUNTING VALUATION REPORT

(at Book Value)

KPMG AUDITORES INDEPENDENTES, with headquarters at Rua Dr. Renato Paes de Barros, 33, city of Sao Paulo, state of Sao Paulo, inscribed in the Corporate Taxpayer’s Registration Card (CNPJ) under no. 57.755.217/0001-29 and in the Regional Accounting Council under no. 2SP014428/O-6, herein represented by its partner DEREK TALBOT BARNES, British, married, accountant, bearer of Individual Taxpayer’s Identity Card no. 1SP119.369/0-1, appointed by TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., a corporation with headquarters in Setor Comercial Sul, Quadra 2, Bloco C, Edificio Telebrasilia Celular, 7th floor, in the city of Brasilia, Distrito Federal, enrolled in the Corporate Taxpayer’s Registration Card (CNPJ/MF) under no. 02.558.132/0001-69 (“TCO”), as the company whose shares are to be incorporated, and TELESP CELULAR PARTICIPACOES S.A., a corporation with headquarters at Avenida Roque Petroni Junior , 1.464, 6(0) andar Bloco B, in the city of Sao Paulo, state of Sao Paulo, enrolled in the Corporate Taxpayer’s Registration Card (CNPJ/MF) under no. 02.558.074/0001-73 (“TCP”), as the incorporating company, to act as the appraiser relative to the incorporation of shares issued by the first company (TCO) into the second (TCP), for the purpose of converting TCO into a wholly-owned subsidiary of TCP, hereby presents the results of its valuation.

1 — OBJECT

The exclusive object of this report is to constitute part of the process whereby shares issued by TCO will be incorporated into TCP, generating a capital increase for TCP in the conversion of TCO into its wholly-owned subsidiary, as mentioned in the previous paragraph. It should not, therefore, be used for any other purpose.

2 — VALUATION CRITERION

As determined by the management of the companies, we used the book value criterion, foreseen in Articles 183 and 184 of Law 6,404/76, to valuate the accounting shareholders’ equity and determine the book value per thousand outstanding TCO shares, to be incorporated into TCP.

3. — WORK PERFORMED AND DATA-BASE

This valuation was effected on the data-base of June 30, 2003, by comparing TCO’S assets and liabilities balances with the respective accounting records, books, which were confirmed through the application of examinations and the utilization of the valuation criteria foreseen in Articles 183 and 184 of Law 6,404/76.

4 — RESULT OF THE VALUATION

Based on the examinations carried out, described in item 3, we concluded that the TCO’S shareholders’ equity at book value, on June 30, 2003, for the object described in item 1, following the valuation criteria described in item 2, is R$1,432,974,922.35 (one billion, four hundred thirty two million, nine hundred seventy four thousand, nine hundred twenty two reais and thirty five cents), giving a book value of R$ 3.84 (three reais and eighty four cents) per thousand shares outstanding on the same date, as follows:

R$

Realized Capital Stock	570,095,340.82
Capital reserve	114,380,613.79
Legal reserve	58,687,842.38
Income reserve for expansion	263,476,678.28
Shares held in treasury	(49,162,446.49)
Retained earnings	475,496,893.57
Shareholders’ equity at book value	1.432.974.922,35
Number of shares outstanding on June 30, 2003	373,408,642.696
Book value per lot of 1000 shares outstanding on June 30, 2003	3.84

Sao Paulo October 24, 2003

Derek Talbot Barnes
Partner

APPENDIX 3

REPORT AT MARKET PRICES

[KPMG]

TELESP CELULAR PARTICIPACOES S.A.

Appraisal of shareholders’ equity at market value

CONFIDENTIAL
October, 2003
This document must not be distributed to third parties

[KPMG]

To:
The Boards of Directors of
Telesp Celular Participacoes S.A. and
Tele Centro Oeste Participacoes S.A.
Av. Roque Petroni Junior 1464, 6 andar — parte — Bloco B — Morumbi
04707-000 — Sao Paulo — SP

October 24, 2003

For the attention of: Mr. Fernando Abella

Dear Sir,

TELESP CELULAR PARTICIPACOES S.A. APPRAISAL REPORT

Under the terms of our contract for the provision of KPMG’s professional services, dated August 4, 2003, we have appraised the shareholders’ equity of Telesp Celular Participacoes S.A. at market value, the results of which are in the attached report.

We consider that the delivery of this report definitively concludes the services which were the object of the above-mentioned contract.

We remain grateful for the opportunity of being of service in this matter.

Yours sincerely,

Andre Castello Branco	Luis Augusto Motta
Partner	Director

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

CONTENTS

Abbreviations		4
1	Introduction	5
2	Objective of the work	7
3	Sources of information	8
4	Subsequent events	9
5	Scope	10
6	Calculation of TCP’s value using the methodology of adjusting shareholders’ equity to market value	11
7	Conclusion	18
APPENDICES
I	Balance sheets	19
II	Projected economic and financial indicators	23

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TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

ABBREVIATIONS

TCP	Telesp Celular Participacoes S.A.
TC	Telesp Celular S.A.
GT	Global Telecom S.A.
TCO	Tele Centro Oeste Celular Participacoes S.A.
Companies	TCP, TC, GT and TCO, jointly
BM&F	Brazilian Futures and Commodities Exchange
CAT	State Tax Authority
ERB	Radio Base Station
CCC	Switching Center
CDI	Interbank Certificate of Deposit
CSLL	Social Contributions on Net Income
FINAM	Amazon Investment Fund
FINOR	Northeast Investment Fund
Fistel	Telecommunications Inspection Fund
IBRACON	Brazilian Institute of Accountants Value-Added Tax on Sales and Services
ICMS	Value-Added Tax on Sales and Services (levied by the states)
IR	Income Tax
SELIC	Special System for Settlement and Custody

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TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

1	INTRODUCTION

1.1	Telesp Celular Participacoes S.A. is a public corporation whose controlling shareholders on June 30, 2003 are Brasilcel N.V. (57.26% of total capital, directly) and Portelcom Participacoes S.A. (7.86% of total capital), the latter in turn being wholly owned by Brasilcel N.V. Thus Brasilcel N.V. retains, directly and indirectly, 65.12% of TCP’s total capital.

1.2	Brasilcel N.V. is owned by Telefonica Moviles, S.A. (50.00% of total capital), PT Moveis, Servicos de Telecomunicacoes, SGPS, S.A. (49.999% of total capital) and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

1.3	TCP is the outright owner of Telesp Celular S.A. and (since December 27, 2002) Global Telecom S.A., which operate mobile cellular telephony services in the states of Sao Paulo (Band A), and Parana and Santa Catarina (Band B), respectively, including any necessary or useful activities for the execution of these services, in line with the concessions and authorizations granted to them.

1.4	On December 27, 2002, TCP acquired the remaining 51% of Global Telecom S.A.’s common shares (17% of total capital) retained by the holding companies Daini do Brasil S.A., Globaltelcom Telecomunicacoes S.A. and GTPS S.A. Participacoes em Investimentos de Telecomunicacoes, GT’s then joint controlling shareholders

1.5	In January, 2003, TCP published a relevant fact announcing the acquisition of TCO’s controlling stake and, under the prevailing legislation, the holding of an offer to acquire those TCO common shares retained by minority shareholders.

1.6	On March 31, 2003, TCP, intending to minimize its administrative and financial costs, incorporated these holdings, totaling R$276 million, in its investee. As a result, TCP now retains direct control of Global Telecom S.A.

1.7	On April 10, 2003, the National Telecommunications Agency — ANATEL approved the transfer of the holdings in Tele Centro Oeste Celular Participacoes S.A. retained by BID S.A.; as a result, on April 25, 2003, TCP acquired 61.10% of TCO’s voting capital, representing 20.69% of its voting capital.

1.8	TCO, in addition to operating mobile telephony services in Brasilia, controls Telegoias Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A., and is the sole owner of Norte Brasil Telecom S.A., which operate mobile telephony services in the states of Goias, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondonia, Acre, Amazonas, Roraima, Amapa, Para and Maranhao, respectively, including any necessary or useful activities for the execution of these services, in line with the concessions and authorizations granted to them. TCO also controls TCO IP S.A., which chiefly provides Internet access services.

1.9	Also in January, 2003, it was announced the merger of preferred shares held by TCO’s minority shareholders into TCP, referred to in paragraph 1.5.

5

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

1.10	Pursuant to TCP’s merger of the shares held by TCO’s minority preferred shareholders, referred to in paragraph 1.5, we were hired to appraise TCP by the methodology of adjusting shareholders’ equity to market value on the base date of June 30, 2003, according to Brazilian Corporate Law (Art. 264, head paragraph. of Law 6,404/76).

1.11	The chart below shows TCP’s ownership structure and its respective percentage holdings in its subsidiaries on the base date of June 30, 2003:

(CHART SHOWING 20.69% PERCENTAGE HOLDING IN TCO,
100% PERCENTAGE HOLDING IN TELESP CELULAR
S.A. AND 100% PERCENTAGE HOLDING IN
GLOBAL TELECOM S.A.)

6

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

2	OBJECTIVE OF THE WORK

2.1	Pursuant to the terms of our contract for the provision of professional services, dated August 4, 2003, we have undertaken an independent appraisal of TCP’s shareholders’ equity at market value on the base date of June 30, 2003. This work is related with the merger of TCO’s shares by TCP in compliance with Brazilian Corporate Law (Art. 264, head paragraph. of Law 6,404/76).

7

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

3	SOURCES OF INFORMATION

3.1	As a starting point, it was used the interim financial statements published by TCP and reviewed by the independent auditors, pertaining to the quarterly financial statements and trial balances of the Companies for the base date of June 30, 2003.

3.2	The appraisal is also based on interviews with TCP management and on additional information, written or verbal, provided by TCP, as the aging of accounts receivable and accounts payable and financial controls related with the loans and derivative operations, among others.

3.3	Part of this appraisal was also based on earnings estimates, which in turn were based on assumptions and information provided by TCP management. We emphasize that there is no guarantee that future results contained in the projections will be achieved.

3.4	We should also like to make it clear that this report does not constitute an audit of the financial statements utilized nor of any other data contained herein and must not, therefore, be interpreted as such.

8

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

4	SUBSEQUENT EVENTS

4.1	We should further emphasize that the appraisal does not reflect any events subsequent to this report’s date of issue. In addition, any relevant facts occurring between the appraisal’s base date and this document’s date of issue and not brought to the attention of KPMG Corporate Finance may affect the value obtained by the appraisal.

4.2	KPMG Corporate Finance was not hired to update this report after its date of issue.

4.3	KPMG Corporate Finance is not aware of any event until the date of the issuance of this report that may affect the results of this appraisal.

9

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

5	SCOPE

5.1	The methodology of adjusting shareholders’ equity to market value was adopted to calculate the market value of TCP’s shareholders’ equity, mainly based on the assets and liabilities recorded in the quarterly financial information, published by TCP and reviewed by TCP’s independent auditors in accordance with IBRACON procedures, applied to the quarterly financial statements on the base date of June 30, 2003, plus the trial balances provided by TCP’s subsidiaries.

5.2	This methodology is used to determine the market value of a given company’s assets and liabilities. Its application begins with the book value of the assets and liabilities, some of which are then subjected to adjustments in order to reflect their respective realization or liquidation values. The results provide an initial estimate of the company’s market/liquidation value. This methodology provides a useful basis of comparison with the results of other methodologies.

5.3	The following procedures were adopted:

•	Reading and analysis of the trial balances provided by the Companies;

•	Analysis of the asset and liability accounts recorded in the Companies’ financial statements, in order to identify their respective market values;

•	Adjustment of the accounts statements to their market values based on the results of the analysis;

•	Adjustment of the Companies’ fixed assets to their respective market values based on the appraisal report drawn up by Consult Consultoria Engenharia e Avaliacoes S/C Ltda., a firm specialized in the valuation of such assets;

•	Calculation of the value of TCP’s investments in its subsidiaries by the equity accounting method, based on the market value of these subsidiaries’ shareholders’ equity; and

•	Calculation of the market value of TCP’s shareholders’ equity.

5.4	The above procedures and calculations are detailed in Chapter 6 of this report.

5.5	It should be emphasized that the identification and appraisal of the Companies’ unbooked intangible assets did not form part of the scope of this undertaking.

5.6	The methodology and scope of this appraisal was intended to value a going concern. Thus, except for tax costs and credits, any costs arising from expenses normally incurred during the realization of assets or the payment of liabilities, as well as those arising from company bankruptcies or liquidations, such as rescissions, judicial disputes and the hiring of third-parties (lawyers, advisors etc.) were not considered in our work.

10

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

6	CALCULATION OF TCP’S VALUE USING THE METHODOLOGY OF ADJUSTING SHAREHOLDERS’ EQUITY TO MARKET VALUE

A — DISCOUNT RATE

6.1	The projected SELIC was adopted as the discount rate for future asset receivable and liability payment flows (source: BM&F on the base date of June 30, 2003).

B — ACCOUNTS RECEIVABLE

6.2	Comprises those amounts to be received for services provided and goods sold by the Companies, including billed and unbilled amounts, adjusted in line with “Provisions for doubtful accounts”

BILLED AMOUNTS

6.3	This account refers to services provided and goods sold by the Companies whose invoices had been issued up to the appraisal base date.

•	Billed telecommunications services — refers to services provided by the Companies, whose issued invoices were still unpaid at June 30, 2003, including the sub-account “Payment of debts in installments”. In order to calculate their market value, it was used TCP and its subsidiaries’ historical payment-received percentage for 2003, based on management reports provided by the Companies and on the calculation of the present value of these projected receivables.

•	Network usage tariffs — refers to the tariffs charged by the Companies for the use of their telephony networks by other telecommunications firms. Considering that all such receivables are paid in the month subsequent to their being billed, their market value was taken to be equal to their book value.

•	Sale of goods — refers to the sale of handsets and cell-phone accessories to the Companies’ distributors, as well as to their own retail outlets, for selling on to final consumers. Receivables from such sales are normally not fully paid in the month subsequent to billing. In order to calculate their market value, it was used TCP and its subsidiaries’ historical payment-received percentage for 2003, based on management reports provided by the Companies and on the calculation of the present value of these projected receivables.

AMOUNTS TO BE BILLED

6.4	This account refers to services provided by the Companies, whose invoices had not been issued by the appraisal base date. In order to calculate their market value, the same criterion as for the billed amounts was adopted, based on the Companies’ historical payment-received percentage for 2003 and the calculation of the present value of these projected receivables.

11

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

6.5	The following table shows a breakdown of the “Accounts receivable” balances on June 30, 2003, and their market value in line with this appraisal.

	R$(000)

	BOOK	MARKET
COMPANY	VALUE	VALUE

TCP	—	—
TC	546,363	519,738
GT	69,325	64,986

Total	615,688	584,724

C — INTEREST ON OWN CAPITAL AND DIVIDENDS RECEIVABLE

6.6	The present value of this account was calculated by assuming that payment would be made in December 2003, as informed by TCP management.

6.7	The table below shows a comparison between the book value of “Interest on own capital and dividends receivable” on June 30, 2003, and its market value according to this appraisal:

	R$(000)

	BOOK	MARKET
COMPANY	VALUE	VALUE

TCP	317,641	295,193
TC	—	—
GT	—	—

Total	317,641	295,193

D — DEFERRED AND RECOVERABLE TAXES

6.8	This refers to the realization of these credits in accordance with their specific characteristics and the prospects for their recovery.

RECOVERABLE ICMS

6.9	Those ICMS credits from the acquisition of fixed assets were discounted at present value based on their expectations of recovery, according to the information provided by the Companies’ management, as envisaged in CAT Edict no. 25. The remaining ICMS credits were considered at their book value.

12

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION — PROVISIONS FOR DOUBTFUL ACCOUNTS

6.10	This tax credit was calculated as follows:

•	Estimate of a new provision for doubtful accounts based on the expectations of receiving adopted when calculating the market value of “Accounts receivable”;

•	Projection of the write-off of these provisions as expenses from unrecoverable debts;

•	Calculation of the projected tax-deductibility of these expenses; and

•	Discount at present value of this tax-deductibility as to the IR and CSLL.

DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION — INCORPORATED TAX CREDITS

6.11	“Tax credits incorporated” refers to the capital restructuring process, whereby the goodwill from the Company’s privatization was transferred to its subsidiaries. Its market value was calculated based on the projected amortization of this goodwill and the respective reduction in the projected tax burden, in turn based on the Companies’ official long-term projections. The reduction in the tax burden was then discounted at present value and taken as this credit’s realization value.

DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION — PROVISIONS FOR CONTINGENCIES

6.12	Realization of the contingencies depends on the progress and conclusion period of certain legal proceedings involving the Companies, which cannot normally be calculated with a reasonable degree of accuracy. It should be noted that most of these lawsuits are monetarily restated during their course, meaning that the fiscal credits arising from the losses with contingencies would be similarly restated. In the case of those lawsuits which are not restated, their book value represents the best information available as to their true value. Therefore, the market value of the fiscal credits resulting from provisions for contingencies was deemed to be equal to their book value.

6.13	The following table compares the book value of “Deferred and recoverable taxes” on June 30, 2003, with their market value according to this appraisal:

	R$(000)

	BOOK	MARKET
COMPANY	VALUE	VALUE

TCP	167,772	174,803
TC	1,108,518	840,964
GT	78,532	203,734

Total	1,354,822	1,219,501

E — LOANS AND DERIVATIVES

6.14	On the base date of the appraisal, the Companies had local and foreign-currency debt, both at market interest rates.

13

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

6.15	All foreign-currency debt was protected by hedge operations with derivatives indexed to the CDI. It can therefore be inferred that all such debts are in local currency at market rates. As a result, the market values of the debt and derivative-operation accounts were deemed to be equivalent to their book values.

6.16	The market values of those derivatives not pegged to hedge operations were calculated based on their realization schedules provided by TCP management, considering market expectations for the dollar coupon associated with the Companies’ foreign-currency debt and the DI compiled by the BM&F.

6.17	Based on the above, the market value of the derivative operation whereby TC sold USD buy options amounting to US$ 300,000,000 at R$ 2.25 for each US$ 1.00, due on September 24, 2004, was calculated using the above criteria.

6.18	The table below compares the book value of the item, “Derivative operations”, with its market value on June 30, 2003, according to this appraisal.

	R$(000)

	BOOK	MARKET
ACCOUNT - ASSET	VALUE	VALUE

TCP	386,819	386,819
TC	687,529	538,741
GT	240	240

Total	1,074,588	925,800

	R$(000)

	BOOK	MARKET
ACCOUNT - LIABILITY	VALUE	VALUE

TCP	120,793	120,793
TC	235,608	235,608
GT	2,183	2,183

Total	358,584	358,584

F — INVESTMENTS

6.19	This account is present only in TCP and refers to its investments in its subsidiaries, accounted according to the equity accounting method.

6.20	Its market value is calculated by the equity accounting method based on the based on the market value of its subsidiaries’ shareholders’ equities. It should be pointed out that the calculation of the market value of TCP’s investment in TCO is detailed in TCO appraisal report issued by KPMG Corporate Finance, on this same date, in relation to the merger previously described.

14

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

6.21	The table below compares the book value of “Investments” on June 30, 2003, with their market value, according to this appraisal:

	R$(000)

	BOOK	MARKET
ACCOUNT	VALUE	VALUE

TCP	6,162,456	5,736,515

Total	6,162,456	5,736,515

G — SUPPLIERS AND ACCOUNTS PAYABLE

6.22	This account includes those amounts payable for services and goods acquired by the Companies. Their market value was calculated based on the discount to present value of the payment flows provided by the Companies’ management.

6.23	The “International suppliers” account constitutes provisions for the payment of the management fee, which, according to Company management, is paid quarterly in foreign currency. Its market value was calculated based on the discount to present value of this projected payment, considering the Euro and Selic projections (source: BM&F).

6.24	The table below compares the book value of “Suppliers and accounts payable” on June 30, 2003, with the market value, according to this appraisal.

	R$(000)

	BOOK	MARKET
COMPANY	VALUE	VALUE

TCP	677,260	675,986
TC	470,353	452,541
GT	78,779	72,346

Total	1,226,392	1,200,873

H — INTEREST ON OWN CAPITAL AND DIVIDENDS PAYABLE

6.25	The present value of this item was calculated under the assumption that payment would be effected in December, 2003, as informed by TCP management.

6.26	The table below compares the book value of “Interest on own capital and dividends payable” on June 30, 2003, with its to market value, according to this appraisal:

15

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

	R$(000)

	BOOK	MARKET
COMPANY	VALUE	VALUE

TCP	5,810	5,399
TC	321,302	298,596
GT	—	—

Total	327,112	303,995

I — “PARANA MAIS EMPREGO”

6.27	This account occurs in GT only and refers to deferred ICMS from the “Parana mais emprego” program to incentive employment in Parana State, created on July 21, 2000, which established that ICMS would only become due in the 49th month after that to which it was applicable.

6.28	The forecast ICMS payment schedule provided by TCP management was considered and discounted to present value.

6.29	The table below compares the book value of this item and its market value on June 30, 2003, according to this appraisal:

	R$(000)

	BOOK	MARKET
COMPANY	VALUE	VALUE

TCP	—	—
TC	—	—
GT	136,230	71,894

Total	136,230	71,894

J — FISCAL IMPACT ON THE EFFECTED ADJUSTMENTS — CAPITAL LOSS

6.30	Considering that part of the adjustments made to TC and TCP’s shareholders’ equity would result in a tax-deductible loss, the tax and contribution credits should be considered as a positive factor of these adjustments. This is because the realization of the appraised assets and liabilities would result in a loss that would generate more tax credits for these companies than those to which they are presently entitled.

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TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

6.31	We therefore identified each adjustment individually and divided them into those corresponding to an expense and those corresponding to revenue and further classified them as operational or non-operating (pursuant to the definition of a non-operating result contained in Law 9.249/95).

6.32	Taking only those adjustments constituting tax-deductible expenses and/or taxable revenue*, we obtained a deductible loss which will become a tax-loss carryforward. Such a loss, when operational in nature, was added to the existing losses, considering the expectations of realization provided by these companies. The present value of this loss was considered as an additional tax credit for these companies.

6.33	As a result, the fiscal impact (tax credits) of the above adjustments was calculated and accounted under “Deferred and recoverable taxes”

*	For the purposes of this appraisal, it was considered that a non-operating expense could only be considered if the adjustments resulted in a profit, since, if the Company obtains a loss in the ongoing fiscal year, such an expense could only be offset by non-operating gains.

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TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

7	CONCLUSION

7.1	Based on the objective and scope of this appraisal, the market value of TCP’s shareholders’ equity on June 30, 2003, is R$ 3,176,489 thousand, equivalent to R$ 2.71 per thousand shares.

7.2	We must reemphasize that the appraisal does not reflect any events subsequent to this report’s date of issue. In addition, any relevant facts occurring between the appraisal’s base date and this document’s date of issue and not brought to the attention of KPMG Corporate Finance may affect the value obtained by the appraisal.

7.3	A complete understanding of the conclusion of this report can only be obtained if it and its appendices are read in their entirety. No conclusions should therefore be drawn from a partial reading.

7.4	KPMG Corporate Finance was not hired to update this report after its date of issue.

7.5	KPMG Corporate Finance is not aware of any event until the date of the issuance of this report that may affect the results of this appraisal.

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TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

APPENDIX I

Balance sheets

19

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

TELESP CELULAR PARTICIPACOES S.A.

(In thousands of Brazilian reais)

	REFERENCE	BOOK VALUE	ADJUSTMENTS,	MARKET VALUE

ASSETS
Cash and cash equivalents		2,169	—	2,169
Interest on own capital and dividends	C	317,641	(22,447)	295,193
Credits with related parties		13,355	—	13,355
Deferred and recoverable taxes	D + J	167,353	7,031	174,384
Derivative operations	E	17,901	—	17,901
Anticipated expenses		7,232	—	7,232

CURRENT ASSETS		525,651	(15,416)	510,234

Credits with related parties		510,303	—	510,303
Deferred and recoverable taxes	D + J	419	—	419
Derivative operations	E	368,918	—	368,918
Prepaid expenses		2,667	—	2,667

LONG-TERM ASSETS		882,307	—	882,307

Investments	F	6,162,456	(426,180)	5,736,276
Net fixed assets		992	—	992

PERMANENT ASSETS		6,163,448	(426,180)	5,737,268

TOTAL ASSETS		7,571,406	(441,596)	7,129,809

LIABILITIES
Personnel, social charges and benefits		149	—	149
Suppliers and accounts payable	G	677,260	(1,274)	675,986
Taxes and contributions		1,905	—	1,905
Loans and financing	E	1,222,895	—	1,222,895
Interest on own capital and dividends payable	H	5,810	(411)	5,399
Derivative operations	E	120,793	—	120,793
Others		65	—	65

CURRENT LIABILITIES		2,028,876	(1,685)	2,027,192

Loans and financing	E	1,808,372	—	1,808,372
Debts with related parties		117,756	—	117,756

LONG-TERM LIABILITIES		1,926,129	—	1,926,129

SHAREHOLDERS’ EQUITY		3,616,401	(439,912)	3,176,489

TOTAL LIABILITIES		7,571,406	(441,596)	7,129,809

20

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

TELESP CELULAR S.A.

(In thousands of Brazilian reais)

	REFERENCE	BOOK VALUE	ADJUSTMTS.	MARKET VALUE

ASSETS
Cash and cash equivalents		243,064	—	243,064
Service accounts receivable, net	B	546,363	(26,625)	519,738
Credits with related parties		6,039	—	6,039
Inventories		129,829	—	129,829
Deferred and recoverable taxes	D + J	222,406	68,997	291,403
Derivative operations	E	18,065	—	18,065
Prepaid expenses		175,323	—	175,323
Others		27,688	—	27,688

CURRENT ASSETS		1,368,778	42,372	1,411,150

Credits with related parties		117,756	—	117,756
Deferred and recoverable taxes	D + J	886,112	(336,552)	549,561
Derivative operations	E	669,464	(148,788)	520,676
Prepaid expenses		9,715	—	9,715
Others		31	—	31

LONG-TERM ASSETS		1,683,079	(485,339)	1,197,739

Net fixed assets		3,059,154	(314,707)	2,744,447
Deferred, net		67,539	—	67,539

PERMANENT ASSETS		3,126,693	(314,707)	2,811,986

TOTAL ASSETS		6,178,550	(757,674)	5,420,875

LIABILITIES
Personnel, social charges and benefits		19,943	—	19,943
Suppliers and accounts payable	G	470,353	(17,811)	452,541
Taxes and contributions		98,511	—	98,511
Loans and financing	E	808,655	—	808,655
Interest on own capital and dividends payable	H	321,302	(22,706)	298,596
Provisions for contingencies		40,078	—	40,078
Derivative operations	E	235,608	—	235,608
Debts with related parties		4,021	—	4,021
Others	E	219,696	—	219,696

CURRENT LIABILITIES		2,218,166	(40,517)	2,177,649

Loans and financing	E	815,641	—	815,641
Provisions for contingencies		21,833	—	21,833
Debts with related parties		5,791	—	5,791
Provisions for actuarial deficit		2,057	—	2,057
Others		2,986	—	2,986

LONG-TERM LIABILITIES		848,308	—	848,308

SHAREHOLDERS’ EQUITY		3,112,075	(717,157)	2,394,918

TOTAL LIABILITIES		6,178,550	(757,674)	5,420,875

21

TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

GLOBAL TELECOM S.A.

(In thousands of Brazilian reais)

	REFERENCE	BOOK VALUE	ADJUSTMTS.	MARKET VALUE

ASSETS
Cash and cash equivalents		89,781	—	89,781
Service accounts receivable, net	B	69,325	(4,339)	64,986
Credits with related parties		273	—	273
Inventories		46,793	—	46,793
Deferred and recoverable taxes	D	65,720	(2,013)	63,707
Derivative operations	E	240	—	240
Prepaid expenses		22,609	—	22,609
Others		5,602	—	5,602

CURRENT ASSETS		300,343	(6,353)	293,991

Credits with related parties		5,791	—	5,791
Deferred and recoverable taxes	D	12,811	127,215	140,027
Prepaid expenses		1,569	—	1,569
Others		13,121	—	13,121

LONG-TERM ASSETS		33,292	127,215	160,508

Net fixed assets		1,376,296	(76,157)	1,300,139
Deferred, net		482,600	—	482,600

PERMANENT ASSETS		1,858,896	(76,157)	1,782,739

TOTAL ASSETS		2,192,531	44,706	2,237,237

LIABILITIES
Personnel, social charges and benefits		3,610	—	3,610
Suppliers and accounts payable	G	78,779	(6,433)	72,346
Taxes and contributions		46,845	—	46,845
Loans and financing	E	70,038	—	70,038
Derivative operations	E	2,183	—	2,183
Debts with related parties		1,116	—	1,116
Others		13,136	—	13,136

CURRENT LIABILITIES		215,706	(6,433)	209,273

Taxes and contributions	I	136,230	(64,337)	71,894
Loans and financing	E	220,904	—	220,904
Provisions for contingencies		13,887	—	13,887
Debts with related parties		510,303	—	510,303
Provisions for actuarial deficit		3,838	—	3,838
LONG-TERM LIABILITIES		885,162	(64,337)	820,825

CAPITALIZABLE RESOURCES		595,472	—	595,472

SHAREHOLDERS’ EQUITY		496,191	115,475	611,666

TOTAL LIABILITIES		2,192,531	44,706	2,237,237

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TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

APPENDIX II

Projected economic and financial indicators

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TELESP CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’equity at market value

ECONOMIC AND FINANCIAL INDICATOR — ACCUMULATED VARIATION
(FROM 06/30/2003 TO 06/30/2008 IN LINE WITH BM&F MATURITIES IN DAYS

(BAR CHART)

	1	30	60	91	182	365	548	730	1,095

USD	0.08%	1.81%	3.57%	5.30%	10.29%	20.61%	31.86%	44.34%	72.30%
CDI	0.09%	1.90%	3.77%	5.59%	10.90%	21.99%	34.50%	48.76%	82.47%
Jpy	0.09%	1.90%	3.76%	5.57%	10.86%	21.86%	34.22%	48.25%	81.20%
Eur	0.08%	1.72%	3.40%	5.03%	9.77%	19.58%	30.33%	42.33%	69.36%

24

Appendix 3
Report at Market Prices

[KPMG]

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

Appraisal of shareholders’
equity at market value

CONFIDENTIAL
October, 2003
This document must not be distributed to third parties

[KPMG]

To:
The Boards of Directors of
Telesp Celular Participacoes S.A. and
Tele Centro Oeste Participacoes S.A.
Av. Roque Petroni Junior 1464, 6 andar — parte — Bloco B — Morumbi
04707-000 — Sao Paulo — SP

October 24, 2003

For the attention of: Mr. Fernando Abella

Dear Sir,

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. APPRAISAL REPORT

Under the terms of our contract for the provision of KPMG’s professional services, dated August 4, 2003, we have appraised the shareholders’ equity of Tele Centro Oeste Celular Participacoes S.A. at market value, the results of which are in the attached report.

We consider that the delivery of this report definitively concludes the services which were the object of the above-mentioned contract.

We remain grateful for the opportunity of being of service in this matter.

Yours sincerely,

Andre Castello Branco Partner	Luis Augusto Motta Director

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

CONTENTS

Abbreviations		4
1	Introduction	5
2	Objective of the work	7
3	Sources of information	8
4	Subsequent events	9
5	Scope	10
6	Calculation of TCO’s value using the methodology of adjusting shareholders’ equity to market value	11
7	Conclusion	19
Appendices
I	Balance sheets	20
II	Projected economic and financial indicators	29

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

ABBREVIATIONS

TCO	Tele Centro Oeste Celular Participacoes S.A.
TCP	Telesp Celular Participacoes S.A.
TGO	Telegoias Celular S.A.
TMS	Telems Celular S.A.
TMT	Telemat Celular S.A.
TRO	Teleron Celular S.A.
TAC	Teleacre Celular S.A.
NBT	Norte Brasil Telecom Celular S.A.
TCO IP	TCO IP S.A.
BM&F	Brazilian Futures and Commodities Exchange
CAT	State Tax Authority
CDI	Interbank Certificate of Deposit
CSLL	Social Contributions on Net Income
Companies	TCO, TCP, TGO, TMS, TMT, TRO, TAC, NBT and TCO IP, jointly
FINAM	Amazon Investment Fund
FINOR	Northeast Investment Fund
Fistel	Telecommunications Inspection Fund
IBRACON	Brazilian Institute of Accountants
ICMS	Value-Added Tax on Sales and Services (levied by the states)
IR	Income Tax
SELIC	Special System for Settlement and Custody
ERB	Radio Base Station
CCC	Switching Center

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

1	INTRODUCTION

1.1	Tele Centro Oeste Celular Participacoes S.A. is a public corporation, subsidiary of Telesp Celular Participacoes S.A., which operates mobile cellular telephony services in the Federal District and the Midwest and Northeast regions through the following subsidiaries:

COMPANY	OPERATIONAL AREA
Telegoias Celular S.A.	Goias and Tocantins
Telemat Celular S.A.	Mato Grosso
Telems Celular S.A.	Mato Grosso do Sul
Teleron Celular S.A.	Rondonia
Teleacre Celular S.A.	Acre
Norte Brasil Telecom S.A.	Amazonas, Roraima, Amapa, Para and Maranhao
TCO IP S.A.	TCO’s and those of its subsidiary operators

1.2	TCO and its subsidiaries, except NBT and TCO IP, were acquired by its former controlling shareholders in 1998, when Brazil’s mobile cellular telephony system (Band A) was privatized, having been granted a concession by the Federal Government until 2008, renewable for a further 15 years.

1.3	In 1999, TCO set up Norte Brasil Telecom S.A., an unlisted corporation, in order to operate mobile cellular telephony services (Band B) in Area 8, comprising the states of Amazonas, Roraima, Amapa, Para and Maranhao.

1.4	In 2000, TCO set up TCO IP S.A., an unlisted corporation, to provide telecommunications services, Internet access services, the development of telecommunications solutions and other higher added-value services.

1.5	In 2002, TCO incorporated Telebrasilia Celular S.A. in order to rationalize the group’s ownership structure by taking advantage of commercial and administrative synergies.

1.6	In January, 2003, TCP published a relevant fact announcing the acquisition of TCO’s controlling stake and, under the prevailing legislation, the holding of an offer to acquire those TCO common shares retained by minority shareholders.

1.7	On the same occasion, it was announced the merger of preferred shares held by TCO’s minority shareholders into TCP. Pursuant to this process, we were hired to appraise TCO using the methodology of adjusting shareholders’ equity to market value on the base date of June 30, 2003, pursuant to Brazilian Corporate Law (Art. 264, head paragraph. of Law 6,404/76).

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

1.8	The chart below shows TCO’s ownership structure and its respective percentage holdings in its subsidiaries on the base date of June 30, 2003:

(CHART SHOWING THE FOLLOWING PERCENTAGE HOLDINGS:
(1) TELEGOIAS CELLULAR S.A., 97.11%
(2) TELEMAT CELULAR S.A., 97.83%
(3) TELEMS CELULAR S.A., 98.54%
(4) TELERON CELULAR S.A., 97.22%
(5) TELEACRE CELULAR S.A., 98.35%
(6) NBT S.A., 100%; AND
(7)  TCO IP S.A., 99.99%)

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

2	OBJECTIVE OF THE WORK

2.1	Pursuant to the terms of our contract for the provision of professional services, dated August 4, 2003, we have undertaken an independent appraisal of TCO’s shareholders’ equity at market value on the base date of June 30, 2003. This work with related to the merger of TCO’s shares by TCP in compliance with Brazilian Corporate Law (Art. 264, head paragraph. of Law 6,404/76).

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

3	SOURCES OF INFORMATION

3.1	As a starting point, it was used the interim financial statements published by TCO and reviewed by the independent auditors, pertaining to the quarterly financial statements and trial balances of the Companies for the base date of June 30, 2003.

3.2	The appraisal is also based on interviews with TCO management and on additional information, written or verbal, provided by TCO, as the aging of accounts receivable and accounts payable and financial controls related with the loans and derivative operations, among others.

3.3	Part of this appraisal was also based on earnings estimates, which in turn were based on assumptions and information provided by TCO management. We emphasize that there is no guarantee that future results contained in the projections will be achieved.

3.4	We should also like to make it clear that this report does not constitute an audit of the financial statements utilized nor of any other data contained herein and must not, therefore, be interpreted as such.

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

4	SUBSEQUENT EVENTS

4.1	We should further emphasize that the appraisal does not reflect any events subsequent to this report’s date of issue. In addition, any relevant facts occurring between the appraisal’s base date and this document’s date of issue and not brought to the attention of KPMG Corporate Finance may affect the value obtained by the appraisal.

4.2	KPMG Corporate Finance was not hired to update this report after its date of issue.

4.3	KPMG Corporate Finance is not aware of any event until the date of the issuance of this report that may affect the results of this appraisal.

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

5	SCOPE

5.1	The methodology of adjusting shareholders’ equity to market value was adopted to calculate the market value of TCO’s shareholders’ equity, mainly based on the assets and liabilities recorded in the quarterly financial information, published by TCO and reviewed by TCO’s independent auditors in accordance with IBRACON procedures, applied to the quarterly financial statements on the base date of June 30, 2003, plus the trial balances provided by TCO’s subsidiaries.

5.2	This methodology is used to determine the market value of a given company’s assets and liabilities. Its application begins with the book value of the assets and liabilities, some of which are then subjected to adjustments in order to reflect their respective realization or liquidation values. The results provide an initial estimate of the company’s market/liquidation value. This methodology provides a useful basis of comparison with the results of other methodologies.

5.3	The following procedures were adopted:

•	Reading and analysis of the trial balances provided by the Companies;

•	Analysis of the asset and liability accounts recorded in the Companies’ financial statements, in order to identify their respective market values;

•	Adjustment of the accounts statements to their market values based on the results of the analysis;

•	Adjustment of the Companies’ fixed assets to their respective market values based on the appraisal report drawn up by Consult Consultoria Engenharia e Avaliacoes S/C Ltda., a firm specialized in the valuation of such assets;

•	Calculation of the value of TCO’s investments in its subsidiaries by the equity accounting method, based on the market value of these subsidiaries’ shareholders’ equity; and

•	Calculation of the market value of TCO’s shareholders’ equity.

5.4	The above procedures and calculations are detailed in Chapter 6 of this report.

5.5	It should be emphasized that the identification and appraisal of the Companies’ unbooked intangible assets did not form part of the scope of this undertaking.

5.6	The methodology and scope of this appraisal was intended to value a going concern. Thus, except for tax costs and credits, any costs arising from expenses normally incurred during the realization of assets or the payment of liabilities, as well as those arising from company bankruptcies or liquidations, such as rescissions, judicial disputes and the hiring of third-parties (lawyers, advisors etc.) were not considered in our work.

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

6	CALCULATION OF TCO’S VALUE USING THE METHODOLOGY OF ADJUSTING SHAREHOLDERS’ EQUITY TO MARKET VALUE

A — DISCOUNT RATE

6.1	The projected SELIC was adopted as the discount rate for future asset receivable and liability payment flows (source: BM&F on the base date of June 30, 2003).

B — ACCOUNTS RECEIVABLE

6.2	Comprises those amounts to be received for services provided and goods sold by the Companies, including billed and unbilled amounts, adjusted in line with “Provisions for doubtful accounts”.

BILLED AMOUNTS

6.3	This account refers to services provided and goods sold by the Companies whose invoices had been issued up to the appraisal base date.

•	Billed telecommunications services — refers to services provided by the Companies, whose issued invoices were still unpaid at June 30, 2003, including the sub-account “Payment of debts in installments”. In order to calculate their market value, it was used TCP and its subsidiaries’ historical payment-received percentage for 2003, based on management reports provided by the Companies and on the calculation of the present value of these projected receivables.

•	Network usage tariffs — refers to the tariffs charged by the Companies for the use of their telephony networks by other telecommunications firms. Considering that all such receivables are paid in the month subsequent to their being billed, their market value was taken to be equal to their book value.

•	Sale of goods — refers to the sale of handsets and cell-phone accessories to the Companies’ distributors, as well as to their own retail outlets, for selling on to final consumers. Considering that all such receivables are paid in the month subsequent to their being billed, their market value was taken to be equal to their book value.

AMOUNTS TO BE BILLED

6.4	This account refers to services provided by the Companies, whose invoices had not been issued by the appraisal base date. In order to calculate their market value, the same criterion as for the billed amounts was adopted, based on the Companies’ historical payment-received percentage for 2003 and the calculation of the present value of these projected receivables.

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

6.5	The following table shows a breakdown of the “Accounts receivable” balances on June 30, 2003, and their market value in line with this appraisal:

	R$(000)

COMPANY	BOOK	MARKET
	VALUE	VALUE

TCO	76,670	74,071
Telegoias	56,242	55,670
Telemat	38,729	37,727
Telems	33,269	32,668
Teleron	11,902	11,712
Teleacre	5,934	5,774
NBT	52,908	53,300
TCO IP	227	207

Total	275,881	271,129

C — INTEREST ON OWN CAPITAL AND DIVIDENDS RECEIVABLE

6.6	The present value of this account was calculated by assuming that payment would be made in December 2003, as informed by TCO management.

6.7	The table below shows a comparison between the book value of “Interest on own capital and dividends receivable” on June 30, 2003, and its market value according to this appraisal:

		R$(000)

COMPANY		BOOK	MARKET
		VALUE	VALUE

TCO		23	21

	Total	23	21

D — DEFERRED AND RECOVERABLE TAXES

6.8	This refers to the realization of these credits in accordance with their specific characteristics and the prospects for their recovery.

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

RECOVERABLE ICMS

6.9	Those ICMS credits from the acquisition of fixed assets were discounted at present value based on their expectations of recovery, according to the information provided by the Companies’ management, as envisaged in CAT Edict no. 25. The remaining ICMS credits were considered at their book value.

DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION — PROVISIONS FOR DOUBTFUL ACCOUNTS

6.10	This tax credit was calculated as follows:

•	Estimate of a new provision for doubtful accounts based on the expectations of receiving adopted when calculating the market value of “Accounts receivable”;

•	Projection of the write-off of these provisions as expenses from unrecoverable debts;

•	Calculation of the projected tax-deductibility of these expenses; and

•	Discount at present value of this tax-deductibility as to the IR and CSLL.

DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION — INCORPORATED TAX CREDITS

6.11	This refers to expectations regarding the deductibility of that part of the goodwill from TCO’s acquisition in the privatization process to be amortized. Its market value was calculated based on the projected amortization of this goodwill and the respective reduction in the projected tax burden, in turn based on the Companies’ official long-term projections. The reduction in the tax burden was then discounted at present value and taken as this credit’s realization value.

DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION — PROVISIONS FOR CONTINGENCIES

6.12	Realization of the contingencies depends on the progress and conclusion period of certain legal proceedings involving the Companies, which cannot normally be calculated with a reasonable degree of accuracy. It should be noted that most of these lawsuits are monetarily restated during their course, meaning that the fiscal credits arising from the losses with contingencies would be similarly restated. In the case of those lawsuits which are not restated, their book value represents the best information available as to their true value. Therefore, the market value of the fiscal credits resulting from provisions for contingencies was deemed to be equal to their book value.

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Appraisal of shareholders’ equity at market value

6.13	The following table compares the book value of “Deferred and recoverable taxes” on June 30, 2003, with their market value according to this appraisal:

	R$(000)

COMPANY	BOOK VALUE	MARKET VALUE

TCO	53,739	52,367
Telegoias	26,944	22,259
Telemat	21,078	17,334
Telems	16,942	14,449
Teleron	3,180	2,733
Teleacre	2,528	2,280
NBT	20,230	13,021
TCO IP	203	169

Total	144,844	124,612

E — OTHER ASSETS

6.14	Among others, these assets include “Tax incentives” account, which refers to the credits related to FINAM and FINOR funds. These amounts were written off due to the expectations of their being realized, according to the Companies’ management. All the remaining assets were considered at their book values.

6.15	The table below shows a comparison between the book value of “Other assets” on June 30, 2003, and their market value, according to this appraisal:

	R$(000)

COMPANY	BOOK VALUE	MARKET VALUE

TCO	15,301	13,998
Telegoias	681	360
Telemat	1,749	820
Telems	1,217	316
Teleron	461	98
Teleacre	180	84
NBT	985	985
TCO IP	1	1

Total	20,575	16,662

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

F — FISTEL RATE

6.16	All disbursements related to Fistel rate were accounted as expenses, when the more economically adequate procedure would have been to consider them as anticipated expenses (booked under assets) and amortize them as follows:

•	Operational monitoring fee (TFF): in 12 monthly installments as of their disbursement.

•	Installation monitoring fee (TFI): in 24 monthly installments as of their disbursement.

6.17	Consequently, that portion of this account yet to be amortized was considered as part of the Companies’ assets, net of the tax-and-contribution deductibility to be obtained on its amortization.

6.18	The following table shows the values of the Fistel rate on June 30, 2003:

	R$(000)

	BOOK	MARKET
COMPANY	VALUE	VALUE

TCO	—	4,807
Telegoias	—	6,393
Telemat	—	3,776
Telems	—	3,275
Teleron	—	1,134
Teleacre	—	590
NBT	—	5,280

Total	—	25,255

G — INVESTMENTS

6.19	In the case of TCO, this account refers to the investments in its subsidiaries and tax incentives related to FINAM and FINOR funds. In the case of the other companies, it refers to FINAM and FINOR only. These amounts (referring to FINAM and FINOR) were written off due to the unlikelihood of their being realized, according to the Companies’ management. The market value of TCO’s investments in its subsidiaries was calculated by the equity accounting method based on the market value of its subsidiaries’ shareholders’ equities.

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

6.20	The table below compares the book value of “Investments” on June 30, 2003, with their market value, in line with this appraisal:

	R$(000)

COMPANY	BOOK VALUE	MARKET VALUE

TCO	1,193,244	1,090,947
Telegoias	51	—
Telemat	50	—
Telems	28	—
Teleron	20	—
Teleacre	20	—

Total	1,193,413	1,090,947

H — SUPPLIERS AND ACCOUNTS PAYABLE

6.21	This account includes those amounts payable for services and goods acquired by the Companies. Their market value was calculated based on the discount to present value of the payment flows provided by the Companies’ management.

6.22	The table below compares the book value of “Suppliers and accounts payable” on June 30, 2003, with the market value, according to this appraisal:

	R$(000)

COMPANY	BOOK VALUE	MARKET VALUE

TCO	38,572	37,519
Telegoias	22,415	22,194
Telemat	14,399	14,363
Telems	15,784	15,635
Teleron	3,671	3,651
Teleacre	2,154	2,127
NBT	26,277	25,862
TCO IP	630	587

Total	123,902	121,938

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

I — LOANS AND DERIVATIVES

6.23	On the base date of the appraisal, the Companies, with the exception of TCO IP, had local and foreign-currency debt, both at market interest rates.

6.24	The foreign-currency debt of TGO, TMS, TMT and TAC was protected by hedge operations with derivatives indexed to the CDI. It can therefore be inferred that all such debts are in local currency at market rates. As a result, the market values of the debt and derivative-operation accounts were deemed to be equivalent to their book values.

6.25	TCO, TRO and NBT possessed unhedged foreign-currency debt. As a result, the market values of these debts were estimated from their projections (exchange rate variations and interest rates) and converted to present value by the projected CDI for the period in question.

6.26	The following table compares the book value of “Loans and financing” on June 30, 2003, with the market value, according to this appraisal:

	R$(000)

COMPANY	BOOK VALUE	MARKET VALUE

TCO	170,005	175,786
Teleron	5,102	5,140
NBT	220,077	227,132

Total	395,184	408,058

J — INTEREST ON OWN CAPITAL AND DIVIDENDS PAYABLE

6.27	The present value of this item was calculated under the assumption that it would be paid in December, 2003, as informed by TCO management.

6.28	The table below compares the book value of “Interest on own capital and dividends payable” on June 30, 2003, with its market value, according to this appraisal:

	R$(000)

COMPANY	BOOK VALUE	MARKET VALUE

TCO	14,287	12,823
Telegoias	2,596	2,330
Telemat	1,940	1,741
Telems	994	892
Teleron	555	498
Teleacre	120	108

Total	20,492	18,392

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

K — FISCAL IMPACT ON THE EFFECTED ADJUSTMENTS

CAPITAL LOSS

6.29	Considering that part of the adjustments made to TCO, TRO, TGO, TAC and NBT’s shareholders’ equity would result in a tax-deductible loss, the tax and contribution credits should be considered as a positive factor of those adjustments. This is because the realization of the appraised assets and liabilities would result in a loss that would generate more tax credits for these companies than those to which they are presently entitled.

6.30	We therefore identified each adjustment individually and divided them into those corresponding to an expense and those corresponding to revenue and further classified them as operational or non-operating (pursuant to the definition of a non-operating result contained in Law 9.249/95).

6.31	Taking only those adjustments constituting tax-deductible expenses and/or taxable revenue*, we obtained a deductible loss which will become a tax-loss carryforward. Such a loss, when operational in nature, was added to the existing losses, considering the expectations of realization provided by these companies. The present value of this loss was considered as an additional tax credit for these companies.

6.32	As a result, the fiscal impact (tax credits) of the above adjustments was calculated and accounted under “Deferred and recoverable taxes”.

CAPITAL GAIN

6.33	Considering that the net adjustments made to TCO IP, TMS and TMT’s shareholders’ equity would result in taxable revenue, the value of the taxes and contributions due should be considered as having a negative impact on shareholders’ equity. This is because the realization of the appraised assets and liabilities would result in extra revenue which would be affected by the taxes incident thereon.

6.34	Taking only those adjustments constituting tax-deductible expenses and/or taxable revenue*, a taxable gain resulting in the payment of additional taxes and contributions was obtained.

6.35	As a result, the shareholders’ equity of these companies was adjusted for the additional taxes and contributions due, counter-account in liabilities under “Taxes and contributions”.

*	For the purposes of this appraisal, it was considered that a non-operating expense could only be considered if the adjustments resulted in a profit, since, if the Company obtains a loss in the ongoing fiscal year, such an expense could only be offset by non-operating gains.

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value
7	CONCLUSION

7.1	Based on the objective and scope of this appraisal, the market value of TCO’s shareholders’ equity on June 30, 2003, is R$1,254,274 thousand, equivalent to R$ 3.36 per thousand shares.

7.2	We must reemphasize that the appraisal does not reflect any events subsequent to this report’s date of issue. In addition, any relevant facts occurring between the appraisal’s base date and this document’s date of issue and not brought to the attention of KPMG Corporate Finance may affect the value obtained by the appraisal.

7.3	A complete understanding of the conclusion of this report can only be obtained if it and its appendices are read in their entirety. No conclusions should therefore be drawn from a partial reading.

7.4	KPMG Corporate Finance was not hired to update this report after its date of issue.

7.5	KPMG Corporate Finance is not aware of any event until the date of the issuance of this report that may affect the results of this appraisal.

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TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

APPENDIX I

Balance sheets

20

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

(In thousands of Brazilian reais)

	REFERENCE	BOOK VALUE	ADJUSTMENTS	MARKET VALUE

ASSETS
Cash and cash equivalents		192,326	—	192,326
Accounts receivable	B	76,670	(2,599)	74,071
Interest on own capital and dividends	C	23	(2)	21
Credits with related parties		5,674	—	5,674
Inventories		7,382	—	7,382
Deferred and recoverable taxes	D+K	48,037	1,009	49,046
Derivative operations		159	—	159
Prepaid expenses and advanced payments		3,094	—	3,094
Others	E	902	—	902
Fistel rate	F	—	4,807	4,807

TOTAL CURRENT ASSETS		334,268	3,214	337,482

Credits with related parties		42,242	—	42,242
Deferred and recoverable taxes	D	5,702	(2,381)	3,321
Derivative operations		497	—	497
Others	E	14,398	(1,302)	13,096

TOTAL LONG-TERM ASSETS		62,840	(3,683)	59,157

Investments	G	1,193,244	(102,296)	1,090,947
Net fixed assets		226,508	(72,671)	153,837

TOTAL PERMANENT ASSETS		1,419,751	(174,967)	1,244,784

TOTAL ASSETS		1,816,859	(175,436)	1,641,423

LIABILITIES
Personnel, social charges and benefits		7,285	—	7,285
Suppliers and accounts payable	H	38,572	(1,052)	37,519
Taxes and contributions		24,770	—	24,770
Loans and financing	I	101,387	2,578	103,964
Interest on own capital and dividends	J	14,287	(1,463)	12,823
Derivative operations		8,139	—	8,139
Others		6,229	—	6,229

TOTAL CURRENT LIABILITIES		200,669	62	200,731

Loans and financing	I	68,619	3,203	71,822
Provisions for contingencies		99,383	—	99,383
Derivative operations		3,582	—	3,582
Debts with related parties		10,960	—	10,960
Others		671	—	671

TOTAL LONG-TERM LIABILITIES		183,216	3,203	186,419

SHAREHOLDERS’ EQUITY		1,432,975	(178,701)	1,254,274

TOTAL LIABILITIES		1,816,859	(175,436)	1,641,423

21

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

TELEMS CELULAR S.A.

(In thousands of Brazilian reais)

	REFERENCE	BOOK VALUE	ADJUSTMENTS	MARKET VALUE

ASSETS
Cash and cash equivalents		138,202	—	138,202
Accounts receivable	B	33,269	(600)	32,668
Credits with related parties		871	—	871
Inventories		3,658	—	3,658
Deferred and recoverable taxes	D	15,195	(1,805)	13,391
Prepaid expenses and advanced payments		633	—	633
Others	E	310	—	310
Fistel rate	F	—	3,275	3,275

TOTAL CURRENT ASSETS		192,137	870	193,007

Deferred and recoverable taxes	D	1,747	(688)	1,058
Others	E	907	(901)	6

TOTAL LONG-TERM ASSETS		2,654	(1,589)	1,064

Investments	G	28	(28)	—
Net fixed assets		80,191	9,505	89,696
Deferred, net		—	—	—

TOTAL PERMANENT ASSETS		80,219	9,477	89,696

TOTAL ASSETS		275,010	8,757	283,767

LIABILITIES
Personnel, social charges and benefits		678	—	678
Suppliers and accounts payable	H	15,784	(148)	15,635
Taxes and contributions	K	10,110	3,112	13,222
Loans and financing	I	34,434	—	34,434
Interest on own capital and dividends	J	994	(102)	892
Derivative operations		1,692	—	1,692
Debts with related parties		1,253	—	1,253
Others		2,565	—	2,565

TOTAL CURRENT LIABILITIES		67,510	2,862	70,372

Loans and financing	I	2,196	—	2,196
Provisions for contingencies		28	—	28
Derivative operations		23	—	23
Debts with related parties		175	—	175

TOTAL LONG-TERM LIABILITIES		2,423	—	2,423

SHAREHOLDERS’ EQUITY		205,077	5,895	210,973

TOTAL LIABILITIES		275,010	8,757	283,767

22

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

TELERON CELULAR S.A.

(In thousands of Brazilian reais)

	REFERENCE	BOOK VALUE	ADJUSTMENTS	MARKET VALUE

ASSETS
Cash and cash equivalents		35,585	—	35,585
Accounts receivable	B	11,902	(190)	11,712
Credits with related parties		258	—	258
Inventories		2,173	—	2,173
Deferred and recoverable taxes	D+K	2,873	(326)	2,547
Prepaid expenses and advanced payments		634	—	634
Others	E	98	—	98
Fistel rate	F	—	1,134	1,134

TOTAL CURRENT ASSETS		53,524	618	54,142

Credits with related parties		1,821	—	1,821
Deferred and recoverable taxes	D	307	(121)	186
Others	E	363	(363)	—

TOTAL LONG-TERM ASSETS		2,492	(484)	2,008

Investments	G	20	(20)	—
Net fixed assets		25,411	(2,821)	22,590
Deferred, net		23	—	23

TOTAL PERMANENT ASSETS		25,454	(2,841)	22,613

TOTAL ASSETS		81,469	(2,707)	78,763

LIABILITIES
Personnel, social charges and benefits		376	—	376
Suppliers and accounts payable	H	3,671	(19)	3,651
Taxes and contributions		6,646	—	6,646
Loans and financing	I	4,558	38	4,596
Interest on own capital and dividends	J	555	(57)	498
Derivative operations		96	—	96
Debts with related parties		932	—	932
Others		592	—	592

TOTAL CURRENT LIABILITIES		17,427	(38)	17,389

Loans and financing	I	543	—	543
Provisions for contingencies		132	—	132
Derivative operations		—	—	—

TOTAL LONG-TERM LIABILITIES		675	—	675

SHAREHOLDERS’ EQUITY		63,367	(2,668)	60,698

TOTAL LIABILITIES		81,469	(2,707)	78,763

23

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

TELEMAT CELULAR S.A.

(In thousands of Brazilian reais)

	REFERENCE	BOOK VALUE	ADJUSTMENTS	MARKET VALUE

ASSETS
Cash and cash equivalents		157,086	—	157,086
Accounts receivable	B	38,729	(1,002)	37,727
Credits with related parties		488	—	488
Inventories		3,780	—	3,780
Deferred and recoverable taxes	D	16,029	(1,739)	14,290
Prepaid expenses and advanced payments		955	—	955
Others	E	806	—	806
Fistel rate	F	—	3,776	3,776

TOTAL CURRENT ASSETS		217,872	1,036	218,908

Credits with related parties		2,611	—	2,611
Deferred and recoverable taxes	D	5,049	(2,006)	3,043
Prepaid expenses and advanced payments		30	—	30
Others	E	943	(929)	14

TOTAL LONG-TERM ASSETS		8,633	(2,935)	5,698

Investments	G	50	(50)	—
Net fixed assets		105,025	5,902	110,927
Deferred, net		46	—	46

TOTAL PERMANENT ASSETS		105,121	5,852	110,973

TOTAL ASSETS		331,627	3,953	335,579

LIABILITIES
Personnel, social charges and benefits		758	—	758
Suppliers and accounts payable	H	14,399	(36)	14,363
Taxes and contributions	K	15,452	1,746	17,198
Loans and financing	I	31,727	—	31,727
Interest on own capital and dividends	J	1,940	(199)	1,741
Derivative operations		1,540	—	1,540
Debts with related parties		4,211	—	4,211
Others		2,137	—	2,137

TOTAL CURRENT LIABILITIES		72,164	1,511	73,675

Loans and financing	I	1,546	—	1,546
Provisions for contingencies		158	—	158
Derivative operations		7	—	7

TOTAL LONG-TERM LIABILITIES		1,710	—	1,710

SHAREHOLDERS’ EQUITY		257,753	2,441	260,194

TOTAL LIABILITIES		331,627	3,953	335,579

24

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

TELEGOIAS CELULAR S.A.

(In thousands of Brazilian reais)

	REFERENCE	BOOK VALUE	ADJUSTMENTS	MARKET VALUE

Cash and cash equivalents
Cash and cash equivalents		280,712	—	280,712
Accounts receivable	B	56,242	(572)	55,670
Credits with related parties		2,020	—	2,020
Inventories		9,076	—	9,076
Deferred and recoverable taxes	D+K	21,461	(2,512)	18,948
Derivative operations		159	—	159
Prepaid expenses and advanced payments		2,082	—	2,082
Others	E	360	—	360
Fistel rate	F	—	6,393	6,393

TOTAL CURRENT ASSETS		372,111	3,308	375,419

Credits with related parties		11,792	—	11,792
Deferred and recoverable taxes	D	5,483	(2,173)	3,310
Derivative operations		601	—	601
Prepaid expenses and advanced payments		287	—	287
Others	E	321	(321)	—

TOTAL LONG-TERM ASSETS		18,484	(2,494)	15,990

Investments	G	51	(51)	—
Net fixed assets		176,180	(42,886)	133,294
Deferred, net		—	—	—

TOTAL PERMANENT ASSETS		176,231	(42,937)	133,294

TOTAL ASSETS		566,827	(42,123)	524,704

LIABILITIES
Personnel, social charges and benefits		1,664	—	1,664
Suppliers and accounts payable	H	22,415	(221)	22,194
Taxes and contributions		24,287	—	24,287
Loans and financing	I	14,515	—	14,515
Interest on own capital and dividends	J	2,596	(266)	2,330
Derivative operations		171	—	171
Debts with related parties		3,808	—	3,808
Others		5,230	—	5,230

TOTAL CURRENT LIABILITIES		74,686	(487)	74,199

Taxes and contributions		6,418	—	6,418
Loans and financing	I	34,447	—	34,447
Provisions for contingencies		306	—	306
Derivative operations		15	—	15

TOTAL LONG-TERM LIABILITIES		41,185	—	41,185

SHAREHOLDERS’ EQUITY		450,956	(41,636)	409,320

TOTAL LIABILITIES		566,827	(42,123)	524,704

25

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

TELEACRE CELULAR S.A.

(In thousands of Brazilian reais)

	REFERENCE	BOOK VALUE	ADJUSTMENTS	MARKET VALUE

ASSETS
Cash and cash equivalents		19,305	—	19,305
Accounts receivable	B	5,934	(159)	5,774
Credits with related parties		225	—	225
Inventories		915	—	915
Deferred and recoverable taxes	D+K	2,161	(103)	2,058
Prepaid expenses and advanced payments		122	—	122
Others	E	44	—	44
Fistel rate	F	—	590	590

TOTAL CURRENT ASSETS		28,707	328	29,034

Credits with related parties		1,981	—	1,981
Deferred and recoverable taxes	D	366	(144)	222
Others	E	136	(96)	40

TOTAL LONG-TERM ASSETS		2,483	(240)	2,242

Investments	G	20	(20)	—
Net fixed assets		14,662	(717)	13,945
Deferred, net		—	—	—

TOTAL PERMANENT ASSETS		14,682	(737)	13,945

TOTAL ASSETS		45,871	(650)	45,221

LIABILITIES
Personnel, social charges and benefits		150	—	150
Suppliers and accounts payable	H	2,154	(27)	2,127
Taxes and contributions		3,070	—	3,070
Loans and financing	I	4,536	—	4,536
Interest on own capital and dividends	J	120	(12)	108
Derivative operations		96	—	96
Debts with related parties		355	—	355
Others		565	—	565

TOTAL CURRENT LIABILITIES		11,047	(40)	11,008

Loans and financing	I	507	—	507
Provisions for contingencies		341	—	341
Derivative operations		—	—	—

TOTAL LONG-TERM LIABILITIES		848	—	848

SHAREHOLDERS’ EQUITY		33,976	(610)	33,366

TOTAL LIABILITIES		45,871	(650)	45,221

26

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

NORTE BRASIL TELECOM S.A.

(In thousands of Brazilian reais)

	REFERENCE	BOOK VALUE	ADJUSTMENTS	MARKET VALUE

ASSETS
Cash and cash equivalents		123,693	—	123,693
Accounts receivable	B	52,908	392	53,300
Credits with related parties		818	—	818
Inventories		8,478	—	8,478
Deferred and recoverable taxes	D+K	12,235	(4,059)	8,176
Prepaid expenses and advanced payments		1,375	—	1,375
Others		915	—	915
Fistel rate	F	—	5,280	5,280

TOTAL CURRENT ASSETS		200,421	1,614	202,034

Credits with related parties		837	—	837
Deferred and recoverable taxes	D	7,995	(3,150)	4,845
Prepaid expenses and advanced payments		27	—	27
Others		70	—	70

TOTAL LONG-TERM ASSETS		8,929	(3,150)	5,779

Net fixed assets		235,198	(59,451)	175,747
Deferred, net		28,016	—	28,016

TOTAL PERMANENT ASSETS		263,214	(59,451)	203,763

TOTAL ASSETS		472,563	(60,987)	411,576

LIABILITIES
Personnel, social charges and benefits		2,139	—	2,139
Suppliers and accounts payable	H	26,277	(415)	25,862
Taxes and contributions		16,339	—	16,339
Loans and financing	I	71,512	2,329	73,841
Derivative operations		499	—	499
Debts with related parties		1,797	—	1,797
Others		2,434	—	2,434

TOTAL CURRENT LIABILITIES		120,997	1,914	122,911

Loans and financing	I	148,566	4,726	153,291
Provisions for contingencies		706	—	706
Derivative operations		1	—	1
Others		116	—	116

TOTAL LONG-TERM LIABILITIES		149,389	4,726	154,115

SHAREHOLDERS’ EQUITY		202,178	(67,627)	134,550

TOTAL LIABILITIES		472,563	(60,987)	411,576

27

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

TCO IP S.A.

(In thousands of Brazilian reais)

	REFERENCE	BOOK VALUE	ADJUSTMENTS	MARKET VALUE

ASSETS
Cash and cash equivalents		8	—	8
Accounts receivable	B	227	(20)	207
Credits with related parties		49	—	49
Deferred and recoverable taxes	D	203	(112)	91
Prepaid expenses and advanced payments		0	—	0
Others		1	—	1

TOTAL CURRENT ASSETS		488	(132)	356

Deferred and recoverable taxes	D	—	78	78

TOTAL LONG-TERM ASSETS		—	78	78

Net fixed assets		4,814	—	4,814
Deferred, net		1,165	—	1,165

TOTAL PERMANENT ASSETS		5,979	—	5,979

TOTAL ASSETS		6,466	(54)	6,413

LIABILITIES
Suppliers and accounts payable	H	630	(43)	587
Taxes and contributions	K	(7)	8	1
Loans and financing		1	—	1
Debts with related parties		22	—	22
Others		22	—	22

TOTAL CURRENT LIABILITIES		668	(35)	633

Debts with related parties		8,173	—	8,173

TOTAL LONG-TERM ASSETS		8,173	—	8,173

SHAREHOLDERS’ EQUITY		(2,374)	(19)	(2,393)

TOTAL LIABILITIES		6,466	(54)	6,413

28

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

APPENDIX II

Projected economic and
financial indicators

29

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
Appraisal of shareholders’ equity at market value

ECONOMIC AND FINANCIAL INDICATORS — ACCUMULATED VARIATION
(FROM 06/30/2003 TO 06/30/2008 IN LINE WITH BM&F MATURITIES IN DAYS)

(BAR CHART)

	1	30	60	91	182	365	548	730	1,095	1,460	1,825

USD	0.08%	1.81%	3.57%	5.30%	10.29%	20.61%	31.86%	44.34%	72.30%	105.53%	145.39%

CDI	0.09%	1.90%	3.77%	5.59%	10.90%	21.99%	34.50%	48.76%	82.47%	126.07%	181.58%

Jpy	0.09%	1.90%	3.76%	5.57%	10.86%	21.86%	34.22%	48.25%	81.20%	123.26%	176.13%

Eur	0.08%	1.72%	3.40%	5.03%	9.77%	19.58%	30.33%	42.33%	69.36%	102.54%	142.48%